#

TECHNICAL REPORT

MINERAL RESOURCE ESTIMATE – V

on

LA PRECIOSA SILVER-GOLD DEPOSIT

DURANGO STATE, MEXICO

Prepared for:

ORKO SILVER CORPORATION

Prepared by:

Ben Whiting, P.Geo.

Date:

31 March 2008

#

TABLE OF CONTENTS

This Table of Contents conforms to the required headings listed in National Instrument 43-101F1 as amended on 30 December 2005.

Page

1.

Title Page

2.

Table of Contents

3.

Summary

4

4.

Introduction

9

5.

Reliance on Other Experts

11

6.

Property Description and Location

13

7.

Accessibility, Climate, Local Resources, Infrast., and Physiography

17

8.

History

19

9.

Geological Setting

22

9.1

Regional Geological Setting

9.2

Local Geology and Mineralogy

10.

Deposit Types

26

11.

Mineralization

28

12.

Exploration

29

13.

Drilling

37

14.

Sampling Method and Approach

43

15.

Sample Preparation, Analyses and Security

44

16.

Data Verification

46

16.1

Duplicate Analyses

16.2

Analytical Standards

17.

Adjacent Properties

49

18.

Mineral Processing and Metallurgical Testing

51

19.

Mineral Resource and Mineral Reserve Estimates

52

19.1

La Gloria Vein

19.2

Abundancia Vein

19.3

Abundancia Vein – Zona Sur

19.4

Luz Elena Vein

19.5

Esperancita Vein

19.6

Martha Vein

20.

Other Relevant Data and Information

66

21.

Interpretation and Conclusions

66

22.

Recommendations

66

23.

References

69

24.

Date and Signature Pages

72

24.1

Certificate of author Ben Whiting, P.Geo.

25.

Additional Requirements for Technical Reports on Development Properties and Production Properties 75

26.

Illustrations

76

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List of Illustrations

Page

Figure 1.

General Location Map

12

Figures 2a&b.

Mineral Concession Maps

   15 & 16

Figure 3.

Regional Geology Map

24

Figure 4.

Property Geology Map

 (attached)

Figure 5.

La Gloria Vein – Longitudinal Section

 (attached)

Figure 6.

Abundancia Vein – Longitudinal Section

 (attached)

Figure 7.

Abundancia Vein Zona Sur – Longitudinal Section

 (attached)

Figure 8.

Luz Elena Vein – Longitudinal Section

 (attached)

Figure 9.

Esperancita Vein – Longitudinal Section

 (attached)

Figure 10a&b.

Martha Vein – Plan View

 (attached)

Figure 11.

Duplicate Analyses – Silver

46

Figure 12.

Duplicate Analyses – Gold

47

Figure 13.

Duplicate Analyses – Lead

48

Figure 14.

Duplicate Analyses – Zinc

49

List of Tables

Page

Table 1.

Mining Concessions

13

Table 2.

Underground Channel Sampling Main Level – La Gloria

20

Table 3.

Underground Channel Sampling Main Level – Abundancia

20

Table 4.

La Gloria Vein – Drill Hole Intercepts

30

Table 5.

Abundancia Vein – Drill Hole Intercepts

31

Table 6.

Abundancia Vein Zona Sur – Drill Hole Intercepts

32

Table 7.

Luz Elena Vein – Drill Hole Intercepts

33

Table 8.

Esperancita Vein – Drill Hole Intercepts

34

Table 9.

Martha Vein – Drill Hole Intercepts

35

Table 10.

2005-07 Orko Silver Corporation – Drilling Summary

37

Table 11.

1981-82 and 1984 Luismin – Drilling Summary

42

Table 12a.

Comision de Fomento Minero – Metallurgy Test Results

51

Table 12b.

Westcoast Mineral Testing – Metallurgy Test Results

51

Table 13.

La Gloria Vein – Mineral Shoot Summary

55

Table 14.

Abundancia Vein – Mineral Shoot Summary

56

Table 15.

Abundancia-Sur Vein – Mineral Shoot Summary

57

Table 16.

Luz Elena Vein – Mineral Shoot Summary

58

Table 17.

Esperancita Vein – Mineral Shoot Summary

59

Table 18.

Martha Vein – Summary

60

Table 19a.

Inferred Resource Estimate – V – Cut-off 100 g/t

64

Table 19b.

Inferred Resource Estimate – V – Cut-off 150 g/t

64

Appendix I – Responsibilities of the Author

76

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SUMMARY

Orko Silver Corporation (under previous name “Orko Gold Corporation”) entered into an option agreement in late 2003 with two companies under the direction of Luismin S.A. de C.V., now a part of Goldcorp Inc., to acquire an interest in the LA PRECIOSA silver-gold prospect. A news release, dated 4 March 2006, states that Orko has reached an earn-in position and by agreement has 100% of La Preciosa, with Goldcorp holding an equity interest in Orko.

La Preciosa property is located in Durango State, Mexico, 47 km northeast of the city of Durango (Figure 1). It consists of a block of mineral exploitation concessions covering 1,134 hectares located southeast of the village of Francisco Javier Mina, northwest of the village of Francisco I. Madero and east of the village of Ricardo Flores Magon.  The larger adjacent properties of Santa Monica (17,285 hectares) and San Juan (24,580 hectares) are also under option agreements with Goldcorp and Silver Standard respectively.

La Preciosa property covers Tertiary aged gold and silver bearing epithermal quartz veins, with barite and lesser quantities of base metals, primarily zinc and lead. There are  major vein and vein-breccia systems exposed on a series of hills and ridges, separated by flat floored valleys roughly 800 m wide. The main vein system consists of northward striking and westward dipping veins, plus east striking south dipping cross-cutting veins. The eastern vein-breccia system (Zona Oriente) strikes northwest and is interpreted to be a higher level expression of the Martha Vein, which is a shallowly dipping major vein underlying the main vein system. To the west of these is a sub-parallel vein system, with north and northwest trending veins, dipping to the west.

La Preciosa veins are composed of poly-phase veins and stockworks of quartz, often banded, smoky, chalcedonic and amathystine, with a substantial amount of barite laths in the upper parts of the veins. Sulphide mineralization is scarce on surface and in the shallow underground workings. Drill core contains disseminated pale sphalerite, galena, pyrite and acanthite, plus iron and manganese oxides. Wall rocks adjacent to the veins are silicified, particularly between the prominent veins La Gloria and Abundancia. Kaolinite and hydrothermal hematite alteration is common, as well as more distal propylitic chlorite, epidote and minor pyrite.

The oldest rocks, found only in deeper drill core, consist of Jurassic-Cretaceous graphitic schist, chlorite schist and layers of quartzite. Above the metamorphic units is a thick package of Cretaceous polymictic conglomerate, with lenses of arkosic sandstone. This sedimentary package is topped by Tertiary andesite tuff and andesite agglomerate of the regional Lower Volcanic Sequence. No rhyolites of the Upper Volcanic Sequence are found in the immediate study area, but can be seen on cliffs further to the west and east. The conglomerates and andesitic rocks are the main host rocks for the veins, but mineralization also extends into the metamorphic rocks. There are a few dioritic dykes and micro-sills in deeper core, but intrusive rocks are generally rare. The youngest unit comes from several Quaternary volcanic vents which erupted basalt flows, filling the lower valley floors.

Multiple veins in the main structural zone of La Preciosa ridge have been traced on surface for over 5 kilometres and drilling has revealed that the veins continue to the north beneath the basaltic cover. The veins are also interpreted to extend further south of known exposures. Individual veins have been traced for up to 2.4 km. Of the entire structural zone, the Abundancia, La Gloria and Martha veins, have been explored in the greatest detail. The Abundancia and La Gloria veins coalesce at depth, the merged vein is known as the Abundancia vein. There are 2.5 km of underground drifts, following the Abundancia and La Gloria veins, as well as a small portion of the Transversal vein. The original workings are over 100 years old, however, about 60% of the drifts were enlarged and resampled 26 years ago by Luismin. There is a small winze that leads down to workings 50 metres below the main 2065 level in Abundancia vein. There are also several raises and small stopes which break through to surface on the Abundancia and La Gloria veins above the 2065 level. At the farthest south exposures, El Orito vein was drifted upon for several hundred metres over a century ago, but has had no modern exploration. Historic production was minor, in the order of 30,000 tonnes.

Seven diamond drill holes, totaling 1,319 metres, were drilled by Luismin in a 1981-1982 program. The group of holes were mainly collared west of the Abundancia and La Gloria veins to test a 400 metre strike length of the veins roughly 50 to 75 metres below the 2065 level. The best intercept was from underground hole BP-1, which hit a true width of 13.6 metres at 232.0 g/t Ag and 0.10 g/t Au. Hole BP-7 was a longer hole which tested Abundancia and La Gloria veins and also intercepted the sub-parallel Luz Elena vein at greater depth. The 1981-1982 drill program was terminated due to falling metal prices at that time. Core from Luismin’s program was split and the remaining half is intact and stored on site.

A single 313 metre hole was drilled by Luismin in the eastern vein-breccia system in 1994. The hole intersected a series of variable silicified zones and veinlet stockwork anomalous in Ag, Au, Pb, Zn and Hg, but did not pass through the complete structure.

In the 1980s, Luismin staff prepared several preliminary resource estimates, which were in-house and do not meet the current NI 43-101 reporting requirements for disclosure of Reserves and Resources. The studies showed a general “Resource” in all categories of approximately 320,000 tonnes in the Abundancia and La Gloria veins grading 238 g/t Ag, 0.70 g/t Au and 0.17 % Pb. The “Proven and Probable Reserves” stood at 30,000 tonnes grading 319 g/t Ag, 1.0 g/t Au, with 0.55 % Pb and Zn combined. These estimates do not follow the requirements for reserves and resources outlined in NI 43-101 as they were estimated prior to the enactment of NI 43-101. The author is not aware if these estimates were derived using the standards now outlined in NI 43-101, however, they have been obtained from sources believed reliable. The resource estimates are considered to be historic, are relevant, but have been replaced by recent estimates utilizing much more drilling data and using current CIM terminology.

In June of 2004, Orko commenced a geological mapping and sampling program on La Preciosa. This was followed by a 40 line-km geophysical survey of Induced Polarization in the northern part of the property in January 2005, performed by SJ Geophysics under Orko’s guidance. Orko commenced diamond drilling in March 2005 by Major Drilling International on La Preciosa Ridge, targeting Abundancia and La Gloria, but also extending to Luz Elena vein. The first 24 drill holes were completed by late October 2005 totalling 10,259 metres of diamond drill core.

Favourable results from drilling and interpretation of distinct mineral-shoots (‘clavos’ or ‘ore-shoots’ in earlier terminology) within the Abundancia and La Gloria veins gave reason for Orko to make a first resource estimate for the property up to hole BP05-24. Using a cut-off grade of 150 g/t silver-equivalent, Inferred Resource Estimate I totalled 2.72 million tonnes grading 227.2 g/t Ag and 0.462 g/t Au for a silver-equivalent grade of 255.0 g/t. Resource Estimate I was released on 19 January 2006 (Gunning and Whiting, 2006). A second drilling rig was added in late 2005 and two more drilling rigs were added in 2006.

Drilling continued and Inferred Resource Estimate II was released on 7 September 2006. This estimate was up to hole BP06-38 for a total of 16,334 metres in La Preciosa Ridge area, including Abundancia, La Gloria and Abundancia Zona Sur veins. Using a cut-off grade of 100 g/t silver-equivalent, Inferred Resource Estimate II totalled 4.05 million tonnes grading 207.4 g/t Ag and 0.384 g/t Au for a silver-equivalent grade of 230.4 g/t. Alternatively, at a 150 g/t cut-off, Inferred Resource Estimate II totalled 3.42 million tonnes grading 235.0 g/t Ag and 0.435 g/t Au for a silver-equivalent grade of 261.1 g/t (Whiting, 2006).

Drilling continued and Inferred Resource Estimate III was released on 13 March 2007. Inferred Resource Estimate III included up to hole BP06-76. At 100 g/t Ag-Eq cut-off the estimate was 5.72 million tonnes grading 192.9 g/t Ag and 0.345 g/t Au, for a silver-equivalent of 213.6 g/t. At 150 g/t Ag-Eq cut-off the estimate was 4.39 million tonnes grading 229.9 g/t Ag and 0.396 g/t Au, for a silver-equivalent of 253.7 g/t (Whiting, 2007).

Drilling continued and Inferred Resource Estimate IV was released on 1 October 2007. Inferred Resource Estimate IV included up to hole BP07-120. At 100 g/t Ag-Eq cut-off the estimate was 10.36 million tonnes grading 199.7 g/t Ag and 0.328 g/t Au, for a silver-equivalent of 219.4 g/t. At 150 g/t Ag-Eq cut-off the estimate was 6.88 million tonnes grading 256.6 g/t Ag and 0.387 g/t Au, for a silver-equivalent of 279.8 g/t (Whiting and Gunning, 2007).

Drilling continued and Inferred Resource Estimate V was released on 31 March 2008. Inferred Resource Estimate IV included up to hole BP07-149. At 100 g/t Ag-Eq cut-off the estimate was 15.35 million tonnes grading 190.0 g/t Ag and 0.321 g/t Au, for a silver-equivalent of 209.2 g/t. At 150 g/t Ag-Eq cut-off the estimate was 11.72 million tonnes grading 224.2 g/t Ag and 0.355 g/t Au, for a silver-equivalent of 245.5 g/t (Whiting, 2008).

Inferred Resources (cut-off 100 g/t Ag-Eq):

Tonnes:

15.35 million

Ag:

190 g/t

=

2,92 billion grams (93.7 million oz)

Au:

0.321 g/t

=

4.92 million grams (158,000 oz)

Ag-Eq:

209 g/t

=

3.21 billion grams (103.2 million oz)

Inferred Resources (cut-off 150 g/t Ag-Eq):

Tonnes:

11.72 million

Ag:

224 g/t

=

2.63 billion grams (84.5 million oz)

Au:

0.355 g/t

=

4.16 million grams (134,000 oz)

Ag-Eq:

246 g/t

=

2.88 billion grams (92.5 million oz)

Inferred Resource Estimate V is based upon assay results from BP05-01 up to hole BP07-149, plus the 7 Luismin holes, totalling 71,055 metres of core and represents the fifth NI 43-101 compliant resource estimate for the deposit. The bulk of the drilling (98%) is from the 2005-07 programs. Fifteen diamond drill holes are located outside of the current study area. Average drill hole spacing is approximately 100 metres.  For the 1981-82 program, analytical testing was performed in the Luismin Labs in Durango, Mexico. Samples from the 2005-07 programs were sent to SGS Mineral Services prep lab in Durango, with pulps then sent to SGS Mineral Services, an accredited laboratory in Toronto, Canada, and/or Inspectorate prep lab in Durango, with pulps then sent to Inspectorate’s accredited laboratory in Reno, Nevada, USA. A detailed QA/QC program has been implemented since the beginning of the 2005 drilling, with control standards and blanks being inserted every 10th sample submitted, as well as duplicate analyses third lab confirmation testing.

Resource estimates were prepared on longitudinal sections, with changes in dip of veins taken from 100 metre cross sections for volumetric adjustments. On the longitudinal sections, multiple mineral-shoot locations were interpreted, defined by structure and underground sampling utilizing drill intersect minimum cut-offs of 100 g/t and 150 g/t Ag-Eq over true vein widths greater than 1.5 metres, to constrain contiguous mineral zones. Mineral-shoots have been projected a maximum of 25 metres vertically below drill intercepts. Specific gravity data is available for every sample submitted during the 2005-07 programs and was used for volume to tonnage determination. Grades were then estimated by weighted average (weighted by true thickness) of all drill intercepts within each mineral-shoot. Silver-equivalent is calculated as the silver assay plus 60 times the gold assay, assuming 100 % relative recovery, and does not include assays for lead and zinc values.

The Martha vein, first identified in hole BP06-77, represents the most significant new target. It is relatively flat lying, dipping an average of 20 degrees to the west, thus it has been interpreted in plan view using polygonization rather than longitudinal section. For the Martha Vein, a minimum true thickness of 2.00 metres was applied.

The resource estimate results are considered highly favourable by Orko’s management team, which has lead to a continuation of the drilling program currently underway on La Preciosa. Expanding Martha vein along strike and at depth, as well as additional north-south and east-west veins, are the main targets. At the time of writing this report, drilling has commenced to hole BP08-212, with assays pending.

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4.

INTRODUCTION

This is the fifth resource estimate prepared to the standards of NI 43-101 for Orko Silver Corporation’s La Preciosa gold-silver deposit in Durango State, Mexico. Resource Estimate V utilized similar estimation methods and procedures as Resource Estimate I (March 2006), Resource Estimate II (September 2006), Resource Estimate III (March 2007) and Resource Estimate IV (October,2007), as described in Section 19.

The material found in this report is based upon the property examinations and work by the author over several years on the project as project supervisor Chief Geologist for Orko, the most recent trip ending 21 February 2008. It is also based on the drill core logs prepared by the Orko project geologists and a compilation of previous reports, program updates, consultant reports, and corporate press releases available for review. There were no corporate limitations put on the author in preparation of this report. In writing this report, the author has relied upon the truth and accuracy of the sources listed in the references section of this report, but has also performed checks against historical data in order to provide verification of the reliability of the data.

The principal sources of information are as follows:

Gunning, D.R. and Whiting, B.H., 2006, Technical report – Mineral resource estimate on La Preciosa silver-gold deposit, Durango State, Mexico. for Orko Silver Corporation, 49 p. (plus maps)

Medina G.T., 1995, Informe geologico de resultados de la exploracion con obra directa y barrenacion de diamante realizados en los años de 1981-1982 en el proyecto “La Preciosa”, Panuco de Coronado, Dgo. Industrias Luismin S.A. de C.V. (internal report).

Monsivais, A. and Whiting B.H., 2005, Diamond drill core logs – Holes BP05-01 to BP05-32, Orko Gold Corporation (internal reports).

Monsivais, A., Esparza A. and Whiting, B.H., 2006, Diamond drill core logs – Holes BP06-33 to BP06-90, Orko Silver Corporation (internal reports).

Monsivais, A., et al., 2007, Diamond drill core logs – Holes BP07-91 to BP07-149, La Preciosa Project, Orko Silver Corporation (internal reports).

Sivertz, G.W.G., 2004, La Preciosa Silver-Gold Property, Durango State, Mexico. for Orko Gold Corporation, 19 p.

Whiting, B.H., 2007, Technical report – Mineral resource estimate III on La Preciosa silver-gold deposit, Durango State, Mexico. for Orko Silver Corporation, 64 p. (plus maps)

Whiting B.H., 2004, Geology Map – 2004 sampling and target areas, La Preciosa Project. Orko Gold Corporation.

Whiting B.H., and Gunning, D.R., 2007, Technical report – Mineral resource estimate IV on La Preciosa silver-gold deposit, Durango State, Mexico. for Orko Silver Corporation, 71 p. (plus maps).

All references to currency in this report are in U.S. dollars. All units in this report are in metric unless otherwise stated. Standard abbreviations for elements of the Periodic Table and metric units are used.

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5.

RELIANCE ON OTHER EXPERTS

The author has not reviewed the land tenure, nor has he reviewed the legal status or ownership of the properties or underlying option and joint venture agreements, except where disclosed in publicly disseminated news releases. Title of La Preciosa claims has been reviewed by the management of Orko Silver Corporation and Luismin S.A. de C.V. who take responsibility for its accuracy.

The results and opinions expressed in this report are based on the field observations of Ben Whiting during multiple site visits while supervising the 2004-08 programs and on the geological and technical data listed in the references.

The author has studied the information provided by Luismin on the 1981-82 drilling program, has examined the drill core, and believes the information to be reliable.

#

Hermosillo
DURANGO
Guadalajara
MEXICO CITY
0
300 Kilometres
N
MEXICO
LA PRECIOSA
PROJECT
Guanacevi
45
49
Gómez
Palacie
Tepehuanes
D U R A N G O
Santiago
Papasquiaro
Canatlan
40
Guadalupe
Victoria
Durango
El Salto
40
Pueblo Nuevo
S I N A L O A
Gulf
of
California

ORKO GOLD CORP.

Figure 1
LA PRECIOSA PROJECT

GENERAL LOCATION MAP

STATE OF DURANGO, MEXICO

MAY 2004 XY3

#

6.

PROPERTY DESCRIPTION AND LOCATION

La Preciosa property is located 47 km northeast of the City of Durango, in the Municipality of Panuco de Coronado. The UTM NAD-27 coordinates of the centre of the block are 2,701,000 North 555,600 East (Zone 13R). Orko also has under option the contiguously adjacent Santa Monica concessions and San Juan concessions under separate joint venture agreements.

In Mexico, the location of a concession is determined by the location of a single claim monument (mojonera), with all corners being located based on surveyed distances and bearings from that monument. These distances and bearings must be determined by a licensed surveyor. The monument may be placed outside of the surveyed claim boundaries. Although the perimeter lines may not have been partially or entirely surveyed, the method of locating the claim corners constitutes a legal survey.

A summary of the claim tenure information is located in Table 1 below. Title to La Preciosa claims has been reviewed by Orko Silver Corporation and falls under the optioning agreements. It currently resides with the joint venture partner Goldcorp Inc. and its subsidiaries, but is in the process of being transferred to Orko Silver Corporation. The claims comprising La Preciosa property are shown on Figure 2, are within the Municipality of Panuco de Coronado, Durango State, and all are exploitation concessions.

Table 1. – Mining Concessions

Fundo Minero (Mineral Claim)	File #	Title #	Expiry Date	Annual Fees	Area (hectares)
La Preciosa	2/398	182517	14/07/2038	$ 2,321	143.6119
Lupita	9/303	182584	11/08/2038	$ 439	27.1878
Frac, La Preciosa	2/399	185128	13/12/2039	$ 41	2.5249
San Patricio	42/919	189616	04/12/2040	$ 476	29.4740
La B	21429	214232	05/09/2051	$ 260	28.2006
El Choque Tres	21763	218953	27/01/2009	$ 46	10.0000
El Choque Cuatro	30812	220251	01/07/2009	$ 474	644.1296
El Choque Seis	31144	220583	01/09/2009	$ 152	249.0000
Santa Monica	31208	221288	19/01/2010	$ 5,773	16,385.4570
Santa Monica Sur	31516	223097	10/14/2010	$ 320	900.0000
San Juan	(tba)	226663	10/14/2010	$ 8,660	24,580.0000
Total:	11 claims			$ 18,962	42,999.5858

Note 1:  Fees are due to the government twice per year, in January and in July. The “Annual Fee” column represents both payments converted to U.S. dollars. Fees are based on the number of hectares comprising the concession and the date of issue of the concession title, and are accrued in Mexican Pesos. The above fee list was an approximation for 2007, with an exchange rate of 11.30 pesos per U.S. dollar applied. Orko is currently paying the annual fees through Luismin and Silver Standard.

Note 2: The Santa Monica, Santa Monica Sur and San Juan concessions above are held under separate JV agreements from the other claims which form La Preciosa property, but are contiguous to La Preciosa.

In a news release dated March 4 2006, Orko Gold Corporation announced that it had completed its exploration earn-in position of La Preciosa and that Goldcorp Inc. has converted its remaining interest into an equity position in the stock of Orko, thus giving Orko 100% of La Preciosa Project. Orko Gold Corporation changed its name to Orko Silver Corporation, as announced on March 23 2006, to reflect the silver focus of La Preciosa.

Under the terms of its original project agreement, Orko had acquired a 75% working interest in La Preciosa Project by expending US $1.5 million on exploration.  Pursuant to this agreement, Orko acquired the remaining 25% interest in La Preciosa Project from Goldcorp for consideration of US $1 million to be satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share and based on the closing US/Canadian exchange rate on February 27, 2006.  The issued shares were subject to a 4 month plus one day resale restriction under applicable securities laws in Canada and any other resale restrictions that may be imposed by the TSX Venture Exchange or under the laws of Luismin’s jurisdiction of Mexico.

Luismin also agreed to give Orko a 7 day “Right of First Refusal” to purchase or place the issued shares should Luismin decide to dispose of all or any of the shares. Additionally, Orko will grant Goldcorp a 30 day Right of First Offer should Orko decide to dispose of all or any part of its interest in La Preciosa Project.

All of the current resource estimate is located on the concessions of La Preciosa Project.

Goldcorp retains a Joint Venture status with Orko on its adjacent Santa Monica Project to the east, where exploratory work has commenced with mapping, rock and soil geochemical sampling and geophysical surveying.

Silver Standard retains a Joint Venture status with Orko on its adjacent San Juan Project to the west. Work on the San Juan Project  has also commenced, including ASTER satellite image alteration mapping, geological mapping and sampling and a Phase-I diamond drilling program in La Plomosa target area.

#

554,000 E
N
SANTA MONICA SUR
T-223097
SANTA MONICA
E-25/3I20B
P.C. #2021
P.P.
P.P.
UNIFICACION
SAN PATRICIO
T-189616
FRAC. LA PRECIOSA
T-185128
LUPITA
T-182584
LA ORECIOSA T-182517
LA B
P.P.
T-214232
LA PRECIOSA
CLAIM BLOCK
EL CHOQUE SEIS
T-220583
2,700,000 N
EL CHOQUE TRES
T-218953
EL CHOQUE CUATRO
T-220251
0
2 km
ORKO GOLD CORP.
Figure 2a
LA PRECIOSA PROJECT
LA PRECIOSA
CONCESSION MAP
STATE OF DURANGO, MEXICO
MAY 2004
XY3

554,000E
N
Mesa de los Panuquenos Target Area
Avino Mill
Javier Mina Target Area
SANTA MONICA PROJECT
Goldcorp. J.V.
~17,285 Ha.
SAN JUAN PROJECT
Silver Standard J.V.
~24,580 Ha.
Cerro San Juan Target Area
LA PRECIOSA PROJECT
100% Orko Silver
~1,134 Ha.
El Vacaro Target Area
La Plomosa Target Area
Drilling Area
2,700,000N
0
4 km
Scale

Figure 2 (b) – Mineral Concessions Map

#

7.

ACCESSABILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to La Preciosa property from Durango city is via Highway 40 northeast to the town of Francisco I. Madero. From this point a secondary paved road leads north through the villages of Lazaro Cardenas and Francisco R. Serrano (La Noria) to the westward turnoff to the village of Francisco Javier Mina. At Francisco Javier Mina, the road changes to gravel heading southward. The mine access road is a gravel road, extending eastward to the portal and main camp of the project. The total distance is approximately 84 km. Travel time is approximately 90 minutes. Work can be conducted in all seasons.

La Preciosa lies near the eastern side of the Sierra Madre Occidental, on the western edge of the Mexican Altiplano, an extensive volcanic plateau characterized by narrow, northwest trending fault-controlled ranges separated by wide flat-floored basins. In the Durango area, the basins have elevations of 1,900 to 2,100 metres, and the higher peaks rise to 3,000 metres. The climate is generally dry with sporadic, heavy rainfall in rainstorms during the hot summer months. The average precipitation in the property area is about 600 mm mainly falling between May and October. The winter months are cool and dry. Snow is rare, but nighttime temperatures below the freezing mark are common in the higher locations. Yearly average temperatures are about 25 degrees Celsius. Grasses and small shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, with larger bushes and mesquite trees near springs and streams.

The broad valley to the east in the Santa Monica concession is underlain by Quaternary basalt and basin-and-range gravels. It is occupied by many farmers with fields of frijoles (Mexican beans) and maize (summer corn). Both the quality of infrastructure and the population density increases towards the city of Durango. There is no electrical power on La Preciosa property other than diesel generators, but the nearby village of Francisco Javier Mina (population ~800) and the town of Francisco I. Madero (population ~5000) are serviced by the commercial electrical grid. Madero also has a Pemex gas station and the services of metal fabricators and mechanics shops. A nearby railway line is also present near the south boundary of the property as a direct line to Torreon, site of the nearest metal smelter.

Water for drilling is currently being obtained from the reservoir in Francisco Javier Mina on a monthly rate contract, hauled by tanker trucks to water tanks adjacent to the drilling areas. For a production scenario, a groundwater source in the thick gravels on the plain to the east would need to be secured. This is the approach which was successfully applied by the neighbouring Avino mine 20 km to the northeast.

No specific environmental reports are available for the property. There is low sulphide content in the rock and the streams on the property are seasonal in nature, so no acid mine drainage has been noted. The underground workings are relatively dry, with the exception of some standing water in old surface accessible stopes. Limestone clasts in the polymictic conglomerate unit would also help ameliorate any possible future acid issues.

The property has ample land for the construction of any proposed mine or mill structures and facilities, including tailings storage, waste disposal areas and heap leach pads. Surface rights are coordinated through Ejido Councils (farm owners collectives) of Lazaro Cardenas for the eastern side, Francisco Javier Mina for the northern side and Ricardo Flores Magon for the western side. For drilling on the western side of the ridge, an annual payment is being made to the Flores Magon Ejido Council under a contract signed by the Ejido executive, as well as compensation payments to the individual farmers whose land is temporarily disturbed for drilling pads and roads. A social benefits contract with the Ejido Council of Flores Magon is also in effect. Any future surface utilization and construction will require negotiating with the Ejido Councils involved.  Separate surface access contracts are also in place with some independent ranch owners who are not members of Ejido Councils.

Durango is a major mining centre in the region where labour and specialized tradesmen can be located, as well as most of the required equipment and parts for current and future programs.

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8.

HISTORY

Initial discovery of mineralization may date back to the time of the Conquistadors. A coin dated 1736 was found in one of the nearby streams. Early miners, operating in the era of Porfirio Diaz (1876-1911), concentrated mainly on small-scale mining of Abundancia and La Gloria veins at the north end of the ridge, which became known as “Mina La Preciosa”.  This may also have been the time when drifting took place on a vein at the south end of the ridges at “Mina El Orito”. The onset of the Mexican Revolution in 1910 brought a halt to this work. Between 1970 and 1979, Sr. Vicente Aguirre resumed selective small-scale mining operations. Total past production did not exceed 30,000 tonnes.

Luismin, operating as Minera Thesalia, a joint venture between Tormex S.A. and the Compania Mineral Minas San Luis, started an exploration program in 1981-82. This consisted of detailed channel sampling of surface outcrops in the eastern breccias (Zona Oriente) and main vein systems and a geophysical survey consisting of a single east-west line of IP resistivity across the property. Luismin also drilled 7 diamond drill holes; BP-1 and BP-5 from underground, BP-3, 4, 6, 6A and 7 from surface. There was no BP-2. In the underground workings on Abundancia and La Gloria veins on the main 2065 level, the drifts for 60% of the length were slashed out to a 3 x 3 metres dimension to provide access to trackless mining equipment. The material from this slash-out is stored on the ore stockpile patio in front of the portal. Underground channel sampling was conducted at 2 to 3 metre intervals along the drifts.

A total of 450 metres of underground workings were chip sampled along the Abundancia vein and an additional 408 metres along La Gloria vein. In total, 1365 chip samples were collected underground by Luismin.

The underground samples were grouped in 25 metre lengths along strike, weighted averaged by thickness. These grades were used to help define mineral-shoot boundaries, as it was assumed that the values of the samples would be internally consistent, but they might not be comparable with the recent values obtained from drill core. For this reason, the resource estimate carried out by Orko and discussed in detail in section 19 of this report did not use the underground samples for grade estimation.

Tables 2 and 3 below contain assay sections of the two veins explored underground. It can be readily seen that the values are similar to those of the upper holes in the recent drilling tabulated in the Drilling section 13 of this report. Maximum vein width from the channel sampling is limited by the physical width of the drifts.

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Table 2 – Underground Channel Sampling – Main Level – La Gloria Vein

From: North	To: North	Interval	No. of Channels	Average Width (m)	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

14,750	14,775	A	0
14,775	14,800	B	12	0.58		35.6	35.6
14,800	14,825	C	13	0.93		90.0	90.0
14,825	14,850	D	13	0.80	0.170	193.6	203.8
14,850	14,875	E	13	0.93	0.257	256.5	272.0
14,875	14,900	F	10	0.85	0.779	232.7	279.5
14,900	14,925	G	11	1.23	1.029	247.3	309.0
14,925	14,950	H	13	1.57	0.414	94.5	119.4
14,950	14,975	I	15	2.35	0.465	88.0	115.9
14,975	15,000	J	12	2.33	0.718	187.3	230.4
15,000	15,025	K	9	4.19	1.020	234.9	296.1
15,025	15,050	L	9	3.74	0.436	212.9	239.0
15,050	15,075	M	14	2.53	0.445	267.5	294.1
15,075	15,100	N	5	2.90	*	195.1	195.1
15,100	15,125	O	13	3.07	1.254	223.3	298.5
15,125	15,150	P	13	3.09	1.357	191.0	272.4
15,150	15,175	Q	12	2.43	0.615	124.9	161.8
15,175	15,200	R	4	1.82	0.474	79.5	108.0

Note: Sampling data for gold is missing for interval “N”.

Table 3 – Underground Channel Sampling – Main Level – Abundancia Vein

From: North	To: North	Interval	No. of Channels	Average Width (m)	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

14,750	14,775	A	14	1.99	0.391	168.6	192.0
14,775	14,800	B	12	1.87	0.185	209.2	220.3
14,800	14,825	C	13	1.93	0.188	206.7	218.0
14,825	14,850	D	9	2.06	0.233	154.4	168.4
14,850	14,875	E	0
14,875	14,900	F	11	1.70	0.139	97.0	105.4
14,900	14,925	G	12	1.21	0.199	169.0	180.9
14,925	14,950	H	10	2.54	0.640	150.3	188.7
14,950	14,975	I	14	3.14	0.488	138.9	168.1
14,975	15,000	J	12	2.61	0.883	175.5	228.5
15,000	15,025	K	12	2.93	0.652	244.8	284.0
15,025	15,050	L	11	2.81	0.649	264.8	303.7
15,050	15,075	M	14	1.38	0.914	250.8	305.6
15,075	15,100	N	14	1.90	0.454	98.2	125.5
15,100	15,125	O	14	2.25	1.069	202.6	266.8
15,125	15,150	P	13	2.37	0.452	93.4	120.5
15,150	15,175	Q	14	2.92	0.671	157.9	198.1
15,175	15,200	R	14	1.72	0.883	238.2	291.2

Subsequent to the underground exploration, Luismin estimated a resource for the property which totalled 320,000 tonnes grading 238 g/t Ag and 0.70 g/t Au. This estimate used a cut-off grade of 150 g/t Ag and extended down to an elevation of 50 to 100 metres below level 2065. These estimates do not follow the requirements for reserves and resources outlined in NI 43-101 as they were estimated prior to the enactment of NI 43-101. The author is not aware if this estimate was derived using the standards now outlined in NI 43-101, however, the resource estimate was obtained from sources believed reliable. The Luismin resource estimate is considered historic, is relevant, but has been replaced by new estimates described in section 19 using current CIM terminology.

Work post-1982 was performed on a much more limited scale, including one diamond drill hole in 1994 in the eastern breccias (Zona Oriente). A small scale bench metallurgical test was performed on a sample of material extracted from the Abundancia and La Gloria veins (see section 18).

In late 2003, Orko Gold Corporation negotiated a joint venture option agreement with Luismin. See the sections on Exploration and Drilling for the Orko programs.

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9.

GEOLOGICAL SETTING

9.1.

Regional Geological Setting

The property is located in a geological subprovince known as the “Altas Llanuras” or “High Plains”, on the eastern flank of the Sierra Madre Occidental mountains (Figure 3). The Altas Llanuras subprovince is a volcanic highland composed of Tertiary (Paleocene) to Quaternary (Pleistocene) sequences of andesite, dacite-rhyolite and basalt, resting on a basement of Cretaceous and earlier calcareous and metasedimentary rocks. The present “basin and range” topography reflects a series of north to northwest trending linear grabens bounded by normal faults along the range fronts.

In the region north of the city of Durango, metasedimentary and calcareous rocks of Cretaceous age are exposed in small windows in the Tertiary volcanic cover. These consist of mudstone, shale, limestone, and conglomerate, with volcanic, sedimentary and limestone clasts. This corresponds with the metasedimentary and polymictic comglomerate units found in drill core on La Preciosa.

The Cretaceous rocks are covered by a sequence of andesite tuff, flows and agglomerate of the Paleocene-Eocene aged Lower Volcanic Series. This corresponds to the rocks exposed on the ridges on La Preciosa and in many of the drill holes.

In the ranges, the Lower Volcanic Series is overlain by thick sequences of rhyolite and dacite ignimbrite, tuff and volcanic breccia of the Upper Volcanic Series of Oligocene age. In the lower hills these rocks do not outcrop and may have been eroded.  Upper Volcanic Series is not exposed on La Preciosa, but is exposed in cliffs to the west of La Preciosa. A good regional overview was published in a Geological Society of America fieldtrip guidebook (Aranda-Gomez et al., 2003).

The basins and parts of the lower hills are covered with varying thicknesses of Pliocene to Pleistocene basalt that erupted from numerous vents now marked by small volcanic cones and domes that dot the plains. Several volcanic vents have been mapped on the property, including the prominent Cerro Prieto La Mina.

9.2.

Local Geology and Mineralogy

La Preciosa property covers a system of Tertiary age gold and silver bearing epithermal quartz veins, with barite and lesser quantities of base metals, primarily zinc and lead. There are two major vein and vein-breccia systems exposed on a series of hills and ridges, separated by a flat floored valley roughly 800 m wide. The main vein system consists of mainly northward striking and westward dipping veins (e.g. Abundancia, La Gloria, Luz Elena, Chabelita, Martha, Nueva, Sur, El Orito, El Orito Norte), plus east striking south dipping cross-cutting veins (e.g. Transversal, Esperancita, Carmen). The eastern vein-breccia system (Zona Oriente, Zona Oriente Extension) strikes northwest and is interpreted to be a surface expression of the shallowly dipping Martha Vein. A sub-parallel north-northwesterly trending vein system (La Plomosa, La Plomosa Sur, El Vaquero, Nancy, Nancy Sur) is exposed on the hills immediately to the west of La Preciosa Ridge, mostly on the San Juan concession.

La Preciosa veins are composed of poly-phase veins of quartz, often banded, smoky, chalcedonic and amathystine, with a substantial amount of barite laths. Sulphide mineralization is scarce on surface and in the shallow underground workings. Drill core contains disseminated sphalerite, galena, pyrite and acanthite (pseudomorphed after argentite), plus iron and manganese oxides. Wall rocks adjacent to the veins are silicified, particularly between the prominent veins La Gloria and Abundancia. Kaolinite alteration is common, as well as more distal propylitic chlorite, epidote and pyrite. In general, base metal values increase with depth in the structures.

The oldest rock types, found only in deeper drill core, consist of the metamorphic units graphitic schist, chlorite schist and layers of quartzite. Above the metamorphic units is a thick package of polymictic conglomerate, with lenses of arkosic sandstone. This sedimentary package is topped by andesite tuff and andesite agglomerate of the regional Lower Volcanic Series. No rhyolites of the Upper Volcanic Series are found in the immediate study area, but can be seen on cliffs further to the west. The conglomerates and andesitic rocks are the main host rocks for the veins, although vein mineralization does extend into the metamorphics. There are a few dioritic dykes and micro-sills in deeper core, but intrusive rocks are generally rare. The youngest rocks come from several Pleistocene aged volcanic vents which erupted basalt flows, filling the lower valley floors. Cerro Prieto, Cerro Blanco and Cerro La Chicharronera are prominent examples of the basaltic event (Figure 4).

Multiple veins in the main structural zone of La Preciosa ridge have been traced on surface for over 5 kilometres and drilling has revealed that the veins continue to the north beneath the basaltic cover. The veins are also interpreted to extend further south of known exposures. Individual veins have been traced for up to 2.4 km. Of the entire structural zone, the Abundancia, La Gloria and Martha veins have been explored in the most detail. The Abundancia and La Gloria veins coalesce at depth, with a shallow northward plunge. The merged vein continues as the Abundancia vein. Thicknesses vary from 1.5 to 26 metres wide for Abundancia, 1.5 to 17 metres for La Gloria and 2.0 to 40 metres for Martha veins. There is often lower grade, but still gold and silver enriched, wallrock adjacent to the veins.

There are 2.5 km of underground drifts, following the Abundancia and La Gloria veins, as well as a small portion of the Transversal vein. These workings are over 100 years old, however, about 60% of the drifts were enlarged and resampled about 25 years ago by Luismin. There is a winze that leads down to workings 50 metres below the main 2065 level in Abundancia vein. There are also several raises and small stopes which break through to surface on the Abundancia and La Gloria veins above the 2065 level. At the farthest south exposures, El Orito vein was drifted upon for several hundred metres over a century ago, but has had no modern exploration. There are no historic workings on the Martha vein.

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550,000
2,700,000
2,650,000
104° 30'W
LA PRECIOSA PROJECT
SIERRA DE LA SILLA
CERRO DE MINITAS
AVINO
SIERRA GAMON
CANATLAN
El Talisman
DURANGO
CERRO DE MERCADO
GUADALUPE VICTORIA
FCO. I. MADERO
El Sagal
NOMBRE DE DIOS
PARRILLA
CERRO DE SACRIFICIOS
VILLA UNION
SUCHIL
MEZQUITAL
LEGEND
Qal Quaternay alluvial deposits (sand, gravel, silt, clay)
Qb Basaltic flows (metates formation)
Tsc Upper Tertiary Continental
Unconso lidated clastic deposits of sands, gravels, and clays (Los Hanes and Santa Ines Formations)
Tsv Upper Tertiary Volcanic
Rhydites, tuffs, rhyolite breccias ignimbrites and basalts (Upper Volcanic series)
Tiv Lower Tertiary Volcanic
Andesites, tuff and porphyritic andesites (Lower Volcanic Series)
Ksm Upper Cretaceous Marine
Limestones, shales, and sandstones (Indidura and Caracol Formations)
Kim Lower Cretaceous Marine
Thin & massive limestone stratifications with clay, and lenses and/or flint modules intercalations (Cuenta del Cura Formation and Caliza Aurora (Comancheana Series)
Clayey limestone with marls and shales from Taraises and Caliza Cupido (Coahuiliana Series) Limestone and shales with microfauna in thin layers (Mezcalera Formation)
Igi Rhyodacite porphyry, dacitic, and granodiorites, trachiites, dykes and alaskites stocks. Granites to quartz monzonites, granodiorites, and monzonites with aplite, alaskite and latite dykes.
0
20 Kilometres

From CRM, 1993

ORKO GOLD CORP.

Figure 4

LA PRECIOSA PROJECT

REGIONAL GEOLOGY

STATE OF DURANGO, MEXICO

MAY 2004 XY3

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Structural examination shows that La Preciosa Ridge may be a rotated horst, with the bedding contact between andesite and conglomerate and tuffaceous graded bedding dipping eastward at 30 degrees.  This could have importance when interpreting paleo-horizons of Ag-Au precipitation.

A horst structure has been interpreted to shift upward a portion of both the Abundancia and La Gloria veins north of holes BP05-08 and 09 and south of holes BP05-10 and 11. The veins were intercepted in this horst in holes BP05-12 and 13 (see longitudinal sections Figures 5 & 6).

The east-west Transversal vein occupies a south dipping normal fault, with the Zona Sur area representing the short-offset down-dropped block. Surface trenching and early drilling results (re: Orko’s February 8, 2006 and September 18, 2007 news releases) have shown that the Transversal vein contains potential ore-shoots. However, it is not included in this current resource estimation. The Transversal vein represents the southern boundary of the “Mina La Preciosa” sector.

The Abundancia vein continues south of the Transversal vein in “Zona Sur” sector and contains multiple intercepts. As a structurally separate sector, it has been interpreted apart from the main Abundancia Vein.

The Luz Elena vein, structurally below the Abundancia vein, has been intercepted multiple times, but only a small portion meets the requirements for inclusion in mineral-shoots.

The Esperancita vein, a “transversal-type” east-west structure, has been tested with just 5 holes and shows considerable potential. Two small mineral-shoots have been defined to date.

The discovery of a deep Martha vein in “Mina La Preciosa” sector made its first appearance in Resource Estimate IV with 18 holes. For Resource Estimate V there are now 43 drill holes which have reached Martha Vein exceeding the minimum 2.0 metres thickness, with an average of 9.92 metres thickness. (see Figure 10).

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10.

DEPOSIT TYPES

La Preciosa is considered to be a low- to intermediate-sulphidation Ag-Au epithermal deposit typical of the Mexican silver belt. The low-sulphidation vein systems are commonly characterized by their low sulphide contents, quartz-adularia-sericite alteration mineralogy, and lack of extensive wallrock alteration. High-sulphidation vein systems are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration mineralogy and extensive wallrock alteration. The Mexican silver deposits are usually not at the end member classifications and often fit in the intermediate-sulphidation position.

Buchanan (1981) proposed an idealized model for epithermal systems, incorporating a series of sub-vertical veins that bifurcate and pass upward into a mushroom shaped sub-horizontal “silica cap” at or near the paleosurface. Deep in the system, the veins often have a base metal root, with increasing precious metals near the boiling stage of vein emplacement. Bonanza ore of high grade Ag-Au may occur near this level. The highest levels in the system, including the silica cap, commonly have anomalous mercury, arsenic and antimony geochemistry with low precious and base metals values.

The geology and style of mineralization at La Preciosa are similar to those of other silver producing districts in the western Americas. Mexico is host to many silver-gold districts that are discussed in the “Adjacent Properties” section of this report and Mexico alternates with Peru as the largest silver producer in the World.

The following comments are intended to provide examples of mining districts that have geology and mineralization similar in general style to those of the La Preciosa property. There is no intention to draw direct comparisons between La Preciosa and any other mining district other than for the purposes of guiding exploration efforts.

In Mexico, the Topia, Guadalupe y Calvo and Tayoltita districts have numerous mineralized veins in the older volcanic rocks underlying the rhyolitic Sierra Madre Occidental ignimbrite cap, similar to La Preciosa. Guadalupe y Calvo is somewhat unusual in that it has a low silver to gold ratio of 20:1. Topia is a classic polymetallic fissure vein district. Recorded production since 1950 shows 1.3 million tonnes yielding 15.4 million ounces of silver and 18,500 ounces of gold, for a silver to gold ratio of 830:1, plus ore grades in base metals of about 8% combined lead and zinc. This compares to a silver to gold ratio of 592:1 at La Preciosa.

The Tayoltita mine in the San Dimas district, located approximately 150 km southwest of La Preciosa, has an historic silver to gold ratio of about 90:1 and production of over 30 million tonnes extracted from over 80 veins. The three main deposits in the San Dimas district (Tayoltita, Santa Rita and San Antonio) are high-grade, low-sulphidation, Ag-Au epithermal vein deposits. Early production reported more silver, however, more recent production has higher gold grades. The total inferred mineral resources at the three mines were reported to be 11.7 million tonnes at Ag 310 g/t and Au 2.9 g/t (Spring and MacFarlane, 2002). Recent exploration by Luismin at Tayoltita has expanded the resource and moved material to the reserves categories. Expansion plans are underway at Tayoltita – San Dimas operations at about 2,200 tonnes per day.

The famous Fresnillo silver mining district in neighbouring Zacatecas State contains many high-silver vein deposits. Fresnillo, like La Preciosa, is located on the eastern side of the Sierra Madre Occidential mountains. One of the larger, classic veins of this camp is the Santo Niño vein. At surface, the vein is not well exposed as a small stockwork and veinlets. The Santo Niño vein was discovered by drilling at a depth of ~ 300 m below surface and has now been followed for 2.5 km in length, 500 m in depth and a width of 0.1 to 4.0 m (average 2.5 m). The discovery hole in 1975 intersected 1,087 g/t silver, 1.62 g/t gold, 0.4 % lead and 0.7 % zinc over a true width of 3.0 m. This vein has become the largest silver producer in the Fresnillo camp (Gemmel et al., 1988). Production to date in the Fresnillo camp has exceeded 1.3 billion ounces of silver. Production in 2007 was silver 34.4 million ounces and gold 280,000 ounces for a silver to gold ratio of 123:1 (Robinson, 2008).

There are three prominent silver-gold districts in the central Andes (Cailloma, Orcopampa and Arcata), all located in southern Peru. These have been described as quartz-adularia-sericite type, silver rich, polymetallic and base metal veins. The silver to gold ratio in these deposits is generally more than 300:1. As at La Preciosa, the mineralization occurs in fissure filling veins along sub-parallel faults cutting andesitic flows, breccias and pyroclastics. Each of these districts has multiple veins in areas of 10 to 15 square kilometres, with individual veins generally less than 2 m in thickness, but up to 3 km in length. Mineralization is reported to occur over a vertical interval of 300 to 400 m.  The combined historic production and reserves of these three Peruvian districts was estimated to range between 8 and 9 million tonnes at grades of Ag 400 g/t and gold 1.3 g/t (Erickson and Cunningham, 1993).

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11.

MINERALIZATION

Acanthite, pseudomorphed after argentite, is considered to be the primary silver bearing mineral at La Preciosa. There is also a partial correlation between Pb and Ag analyses, suggesting that some of the galena may be argentiferous. Historical reports make reference to native silver in minute grains in druzy quartz (Medina-Araujo, 1995).

La Preciosa veins are composed of poly-phase veins of quartz, often banded, smoky, druzy, chalcedonic and/or amathystine, with a substantial amount of barite laths. Sulphide mineralization is scarce on surface and in the shallow underground workings. Drill core contains disseminated sphalerite, galena, pyrite and acanthite, plus iron and manganese oxides. In shallower drilling pyrolusite and limonite often appear on fracture surfaces and in some areas hematite pseudomorphed after pyrite is present. Wall rocks adjacent to the veins are silicified, particularly between the prominent veins La Gloria and Abundancia. Kaolinite alteration is common, as well as patches of sericite and more distal propylitic chlorite, epidote and pyrite. Where drilled, the Martha vein in general has less barite and a higher proportion of sphalerite, galena and pyrite, compared to the Abundancia and La Gloria veins.

At the neighbouring San Sebastian Mine, the poly-phase veins exhibit an emplacement timing extending over several million years (29 to 31 Ma), with variations in temperature of emplacement (Allen, 2006). A similar setting is likely for the veins at La Preciosa. Detailed petrographic and vein paragenesis studies are recommended.

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12.

EXPLORATION

The Luismin programs are briefly described in the History section. Much of the Luismin data is still available in the form of sampling maps. This Exploration section commences with Orko’s involvement in La Preciosa.

An independent property examination was performed in early 2004 by George Sivertz on behalf of Orko, including 8 surface rock samples for verification of historical data (Sivertz, 2004). In June/July 2004, La Preciosa property was geologically mapped by Ben Whiting at a scale of 1:5,000, identifying target areas for detailed work (Whiting, 2004). Eight hand samples were examined in thin section by David Love at Queen’s University (Love, 2004).

In January 2005, Orko contracted the services of SJ Geophysics of Delta, BC, Canada, to conduct a 3D-IP resistivity and chargability geophysical survey. This was over the north part of the main structures (Mina La Preciosa), extending across the central valley and the eastern breccias (Zona Oriente) and northward to Cerro Prieto and the northern projection of the main structures (La Preciosa Norte). 40 line-kilometers were run at 100 metre line spacing and 25 metre station spacing. A weak geophysical signature can be seen on the shallow near surface response high on the ridge where the veins are known, but the method was inconclusive beneath the basalt cover to the north. Most remarkable was a large, multi-line chargability anomaly in the central valley beneath the basaltic cover.

The 2005-07 drilling programs successfully intersected the Abundancia, La Gloria and Luz Elena veins in multiple intercepts, as well as oblique intercepts of Esperancita and Carmen veins. Commencing with hole BP06-77, the deeper and thicker Martha vein structure was identified. The following tables summarize the key intersections from the 1981-82 and 2005-07 drilling utilized in the resource estimation at cut-off 100 g/t silver-equivalent, with the assigned ore-shoot name corresponding to the longitudinal sections. Intercepts for the resource estimation at cut-off 150 g/t silver-equivalent are also presented on the respective longitudinal sections and plan maps.

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Table 4 - La Gloria Vein Drill Hole Intercepts

Hole	From (m)	To (m)	Core Length	True Width	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Shoot

BP-6A	131.07	136.90	5.83	4.77	144.7	0.796	192.5	G-2
BP-7	103.80	106.30	2.50	1.92	187.0	1.020	248.2	G-2
BP05-01	130.30	136.48	6.16	5.58	122.2	0.223	135.6	G-2
BP05-03	110.50	113.50	3.00	2.30	258.9	0.259	274.4	G-2
BP05-04	230.34	233.98	3.64	3.15	442.3	0.931	498.2	G-2
BP05-08	251.54	254.86	3.32	2.88	222.2	0.456	249.6	G-3
BP05-10	248.11	253.20	5.09	4.92	26.2	0.059	29.7	*
BP05-11	225.40	232.65	7.25	5.36	222.0	0.643	260.6	G-3
BP05-12	134.33	137.82	3.49	7.14	178.4	0.516	209.4	G-3
BP05-18	102.06	103.58	1.52	1.50	169.9	0.150	178.9	G-1
BP06-79	69.79	73.99	4.20	3.64	293.0	0.270	309.2	G-2
BP07-101	97.14	116.86	19.72	17.07	226.0	0.227	239.6	G-3a
BP07-110	373.25	374.96	1.71	1.61	155.1	0.147	163.9	G-3c
BP07-115	135.50	146.00	10.50	9.52	254.4	0.214	267.2	G-3a

Note: * = low grade intersection between ore shoots.

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Table 5 – Abundancia Vein - Drill Hole Intercepts

Hole	From (m)	To (m)	Core Length	True Width	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Shoot

BP-1	88.50	103.60	15.10	13.60	232.0	0.100	238.0	A-2
BP-3	145.00	150.15	5.15	5.15	86.0	0.200	98.0	*
BP-6	146.70	150.30	3.60	3.38	161.2	0.104	167.4	A-2
BP-6A	143.40	145.10	1.70	1.64	208.0	1.000	268.0	A-2
BP-7	171.30	173.55	2.25	2.25	253.0	0.500	283.0	A-2
BP05-01	151.49	158.56	7.09	7.06	182.1	0.257	197.5	A-2
BP05-02	276.60	279.08	2.48	2.15	16.0	0.123	23.4	*
BP05-03	181.75	185.50	3.75	3.69	311.6	0.522	344.7	A-3
BP05-04	247.33	249.97	2.64	2.60	76.1	0.257	91.5	*
BP05-05	309.62	311.12	1.50	1.50	148.8	0.566	182.8	A-3
BP05-06	324.63	326.15	1.52	1.50	113.7	0.358	135.2	A-3
BP05-07	225.67	228.56	2.89	2.85	463.9	1.800	571.9	A-2
BP05-08	280.42	281.97	1.55	1.50	36.9	1.522	128.2	A-4a
BP05-09	291.90	294.90	3.00	2.82	28.1	0.231	42.0	*
BP05-10	324.90	327.56	2.66	2.50	236.6	0.503	266.8	A-4c
BP05-11	292.93	298.30	5.37	5.34	137.3	0.249	152.3	A-4c
BP05-12	162.30	167.59	5.28	4.57	279.7	0.434	305.7	A-4b
BP05-13	147.92	149.47	1.55	1.50	76.8	0.128	84.5	*
BP05-18	116.37	118.20	1.83	1.80	178.6	0.243	193.2	A-1
BP05-19A	188.15	193.04	4.89	4.23	13.1	0.035	15.2	*
BP05-20	137.75	139.48	1.73	1.50	151.2	0.115	158.2	A-1
BP05-21	223.39	225.12	1.73	1.50	3.7	0.023	5.1	*
BP05-22	194.31	196.04	1.73	1.50	134.0	0.036	136.2	A-1
BP06-34	409.91	411.54	1.63	1.61	61.9	1.653	161.1	A-2
BP06-60	16.81	19.55	2.74	2.48	207.2	0.356	228.5	A-3
BP06-61	80.05	90.45	10.40	10.24	208.8	0.233	222.7	A-4a
BP06-63	199.55	203.80	4.25	3.01	202.5	0.289	219.8	A-4a
BP06-75	52.48	57.89	5.41	5.23	197.8	0.074	202.3	A-4a
BP06-76	155.25	161.34	6.09	6.00	217.5	0.455	244.8	A-2
BP06-77	116.44	120.51	4.07	3.69	146.8	0.152	155.9	A-4a
BP06-79	81.79	91.27	9.48	8.91	158.5	0.202	170.6	A-2
BP07-90	158.41	162.96	4.55	4.28	247.0	0.070	251.2	A-4c
BP07-91	215.00	223.10	8.10	7.61	106.7	0.104	112.9	A-4a
BP07-92	187.77	191.54	3.77	3.54	289.2	0.144	297.8	A-4c
BP07-95	232.16	236.13	3.97	3.91	180.5	0.173	190.9	A-4c
BP07-98	128.95	133.75	4.80	4.73	319.8	0.136	328.0	A-4b
BP07-99	281.55	286.28	4.73	4.44	166.0	0.208	178.5	A-4c
BP07-101	205.59	207.22	1.63	1.53	309.3	0.622	346.6	A-4a
BP07-102	151.51	179.29	27.75	26.80	152.3	0.205	164.6	A-4b
BP07-103	180.38	192.90	12.52	11.76	242.3	0.082	247.2	A-4b
BP07-104	92.57	96.94	4.37	4.11	318.2	0.174	328.6	A-4b
BP07-110	414.36	416.52	2.16	1.87	451.2	0.424	476.6	A-4c
BP07-115	240.41	252.04	11.63	10.92	107.0	0.129	114.7	A-3

For Uncut
BP05-07	225.67	228.56	2.89	2.85	744.1	1.908	858.6	A-2
BP06-61	80.05	90.45	10.40	10.24	209.7	0.233	223.7	A-4

#

Table 6 – Abundancia Vein – Zona Sur - Drill Hole Intercepts

Hole	From (m)	To (m)	Core Length	True Width	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Shoot

BP05-25	121.88	130.79	8.91	8.37	137.3	0.155	146.6	AS-1
BP05-27	136.22	138.66	2.44	2.11	169.0	0.153	178.2	AS-1
BP05-28	71.92	80.47	8.55	5.50	340.6	0.179	351.3	AS-1
BP05-29	38.50	40.71	2.21	2.08	291.1	0.152	300.2	AS-1
BP05-30	143.06	146.49	3.43	2.97	119.3	0.104	125.5	AS-1
BP06-33	85.98	89.34	3.36	2.91	289.4	0.179	300.1	AS-1
BP07-35	129.47	131.22	1.75	1.74	98.5	0.103	104.7	AS-1
BP06-37	66.00	70.32	4.32	4.17	104.2	0.301	122.3	AS-1
BP06-47	35.95	38.00	2.05	1.93	157.2	0.162	166.9	AS-1
BP06-49	58.17	70.75	12.58	7.22	142.3	0.073	146.7	AS-1
BP06-44	426.64	430.31	3.67	3.45	123.4	0.339	143.7	AS-2
BP06-48	450.67	452.35	1.68	1.65	129.7	0.245	144.3	AS-2

For Uncut
BP05-28	71.92	80.47	8.55	5.50	521.6	0.179	532.3	AS-1
BP06-47	35.95	38.00	2.05	1.93	502.4	0.162	512.1	AS-1

#

Table 7 – Luz Elena Vein - Drill Hole Intercepts

Hole	From (m)	To (m)	Core Length	True Width	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Shoot

BP-7	281.35	284.08	2.73	2.73	229.3	0.773	275.7	L-2
BP05-01	268.02	268.37	0.35	0.33	55.6	0.197	67.4	*
BP05-02	302.42	303.75	1.33	1.25	18.2	0.182	29.1	*
BP05-03	301.57	303.60	2.03	1.91	664.4	0.818	713.5	L-2
BP05-04	343.08	345.50	2.42	1.85	111.9	0.522	143.2	L-2
BP05-05	406.47	408.64	2.17	2.14	34.9	0.082	39.8	*
BP05-06	398.02	399.64	1.62	1.62	48.7	0.111	55.4	*
BP05-07	329.05	331.14	2.09	2.06	75.2	0.315	94.1	*
BP05-08	393.48	397.46	3.98	3.85	40.5	0.248	55.4	*
BP05-09	370.30	372.88	2.58	2.58	188.2	0.320	207.4	?
BP05-18	251.81	253.25	1.44	1.35	102.9	0.147	111.7	L-1
BP05-19A	304.52	307.09	2.57	2.42	23.6	0.166	33.6	*
BP05-20	254.00	255.78	1.78	1.54	579.7	0.328	599.4	L-1
BP05-21	305.04	307.56	2.04	1.92	13.4	0.086	18.6	*
BP05-31	466.42	468.17	1.75	1.64	34.1	0.099	40.0	*
BP06-34	471.19	473.12	1.93	1.81	138.4	0.219	151.6	?
BP06-60	223.05	224.80	1.75	1.64	222.8	0.213	235.6	L-2
BP06-61	342.24	344.20	1.96	1.84	184.5	0.526	216.0	?
BP06-62	171.76	176.01	4.25	3.99	226.5	0.282	243.4	L-2
BP06-65	143.07	144.28	1.04	1.01	70.2	0.012	70.9	*
BP06-67	75.65	77.45	1.80	1.56	185.5	0.576	220.1	L-1
BP06-68	169.75	172.05	2.30	1.99	61.5	0.097	67.3	*
BP06-69	138.48	140.13	1.65	1.63	81.8	0.073	86.2	*
BP06-70	64.56	66.16	1.60	1.56	127.7	0.040	130.1	?
BP06-72	130.05	131.65	1.60	1.58	109.0	0.017	110.0	L-2
BP06-73	154.11	155.92	1.81	1.70	55.6	0.078	60.3	*
BP06-74	122.28	124.78	2.50	2.05	30.2	0.136	38.4	*

For Uncut
BP05-03	301.57	303.60	2.03	1.91	890.7	0.818	939.8	L-2

#

Table 8 – Esperancita Vein - Drill Hole Intercepts

Hole	From (m)	To (m)	Core Length	True Width	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Shoot

BP05-12	199.58	202.73	3.15	1.58	143.7	0.110	150.3	E-1
BP05-13	257.42	262.21	4.79	3.08	157.2	0.279	174.0	E-1
BP06-60	334.90	337.99	3.09	1.55	230.7	0.231	244.6	?
BP06-61	31.54	34.69	3.15	1.58	144.5	0.909	199.1	E-2
BP06-63	35.18	38.13	2.95	2.85	146.4	0.363	168.2	E-2

For Uncut
BP06-60	334.90	337.99	3.09	1.55	275.2	0.231	289.1	?

#

Table 9 – Martha Vein - Drill Hole Intercepts

Hole	From (m)	To (m)	Core Length	True Width	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Shoot

BP05-14	423.45	431.53	8.08	7.59	108.9	0.360	130.5	*
BP06-62E	289.90	295.20	5.30	4.98	95.2	0.126	102.8
BP06-64E	299.50	325.70	26.20	24.62	100.2	0.276	116.8
BP06-70E	444.89	460.37	15.42	14.49	88.8	0.234	102.9
BP06-71E	389.43	411.62	22.19	20.85	433.5	0.414	458.3
BP06-74E	377.11	379.32	2.21	2.13	86.1	0.268	102.1
BP06-75E	351.22	393.42	42.20	39.66	235.2	0.370	257.5
BP06-77	434.89	445.50	10.61	9.97	249.5	0.339	269.8
BP06-78	374.40	381.52	7.12	6.69	550.5	1.101	616.6
BP06-80	400.20	403.33	3.13	2.71	137.6	0.293	155.1
BP06-81	413.00	436.44	23.44	20.30	99.2	0.388	118.4
BP06-88	367.15	370.94	3.79	3.28	118.8	0.239	133.1
BP07-90	338.59	358.62	20.03	18.82	144.8	0.286	161.9
BP07-92	425.96	439.93	13.97	12.10	127.9	0.212	140.6
BP07-95	430.41	433.43	3.02	2.84	110.5	0.145	119.2
BP07-96	341.85	347.47	5.62	5.42	187.5	0.181	198.4
BP07-98	389.23	404.97	15.74	14.79	240.0	0.389	263.4
BP07-99	475.34	478.56	3.22	3.03	269.8	0.300	287.8
BP07-101	537.33	540.18	2.85	2.47	74.0	0.839	124.3
BP07-102	442.16	456.17	14.68	13.79	376.5	0.320	395.7
BP07-103	412.64	439.39	26.75	23.17	216.5	0.532	248.4
BP07-104	479.50	481.47	1.97	1.71	149.3	0.545	182.0
BP07-118	322.17	329.27	7.10	6.43	196.9	0.597	232.7
BP07-120	298.12	299.92	1.80	1.69	119.8	0.063	123.6
BP07-121	423.40	425.22	1.82	1.71	245.8	0.096	251.5
BP07-124	269.36	274.86	5.50	5.17	125.9	0.286	143.1
BP07-125A	256.33	267.34	11.01	9.98	144.8	0.244	159.4
BP07-126	312.28	315.41	3.13	2.94	131.6	0.176	142.2
BP07-128	288.65	296.74	8.09	7.33	105.2	0.186	116.4
BP07-130	257.05	262.20	5.15	4.46	182.8	0.538	215.1
BP07-131	241.17	253.50	12.33	11.17	129.1	0.322	148.4
BP07-132	241.33	246.55	5.22	4.52	109.0	0.097	114.8
BP07-133	308.23	321.26	13.03	11.28	126.3	0.358	147.8
BP07-134	243.32	255.05	11.73	11.33	106.2	0.609	142.7
BP07-135	472.83	490.44	17.61	16.55	355.9	0.363	377.7
BP07-140	246.30	248.91	2.61	2.45	107.5	0.167	117.5
BP07-141	426.38	432.19	5.81	5.46	280.5	0.349	301.4
BP07-143	391.36	397.67	6.31	5.93	181.1	0.311	199.8
BP07-144	348.50	357.49	8.99	8.45	147.2	0.179	158.0
BP07-146	302.54	318.66	16.12	15.15	141.7	0.321	160.9
BP07-147	186.61	195.00	8.32	8.19	111.8	0.355	133.1
BP07-148	233.25	243.70	10.45	9.82	134.7	0.256	150.0
BP07-149	190.90	194.39	3.49	3.28	176.9	0.231	190.7

* Note: Martha vein resource estimate prepared by drill centred polygonization. In total, 43 of 59 intercepts exceeded the minimum cutoff (Ag-Eq > 100 g/t) and thickness (> 2.0 metres) requirements. “E” after a hole name is for a hole which has been extended. “A” after a hole name is for a hole which was started, but jammed short of target and had to be re-started.

#

13.

DRILLING

On 21 March 2005, the first diamond drill for Phase-I of Orko’s program, a Longyear-38 from Major Drilling International, arrived on site. A second drill, Longyear-44, was added in 2006 and third and fourth drills, Longyear-38s, were added in 2007.

The bulk of the diamond drilling (98%) is from the 2005-07 programs totaling 71,055 metres up to BP07-149.  All holes were started in wireline HQ-size core, with reduction to NQ-size core at approximately 260 metre down hole depth. Recovery and RQD are calculated for every drill rod length of 3.15 metres. Recovery was consistently of high quality. Reflex survey measurements were taken every 50 metres down hole.

Table 10 – 2005-07 Orko Drilling Summary

Drill Hole	Year	UTM ITRF-92		Elevation	Azim	Dip	Length	Mine Section
		North	East				(metres)	North

BP05-01	2005	2702083.38	554760.33	2117.06	90.0	-45.0	364.85	15100
BP05-02	2005	2702082.18	554639.69	2102.54	90.0	-50.0	385.27	15100
BP05-03	2005	2702187.03	554755.98	2109.37	90.0	-45.0	348.69	15200
BP05-04	2005	2702184.63	554653.39	2099.95	90.0	-45.0	362.41	15200
BP05-05	2005	2702284.89	554606.62	2096.71	90.0	-45.0	443.18	15300
BP05-06	2005	2702284.89	554606.62	2096.71	90.0	-55.0	446.23	15300
BP05-07	2005	2702184.63	554653.39	2099.95	90.0	-55.0	416.45	15200
BP05-08	2005	2702384.94	554607.09	2094.95	90.0	-50.0	450.00	15400
BP05-09	2005	2702384.94	554607.09	2094.95	90.0	-60.0	487.38	15400
BP05-10	2005	2702585.43	554606.54	2096.59	90.0	-45.0	440.13	15600

BP05-11	2005	2702585.51	554605.92	2096.54	90.0	-60.0	431.14	15600
BP05-12	2005	2702485.58	554610.85	2096.54	90.0	-45.0	392.00	15500
BP05-13	2005	2702485.68	554610.00	2096.58	90.0	-60.0	437.39	15500
BP05-14	2005	2702686.94	554609.42	2095.76	90.0	-45.0	500.28	15700
BP05-15	2005	2702687.00	554608.65	2095.69	90.0	-55.0	477.62	15700
BP05-16	2005	2702784.73	554556.73	2095.43	90.0	-45.0	566.93	15800
BP05-17	2005	2702784.53	554554.90	2097.85	90.0	-60.0	506.27	15800
BP05-18	2005	2701886.67	554813.02	2132.34	90.0	-45.0	345.95	14900
BP05-19	2005	2701885.14	554705.74	2112.40	90.0	-45.0	148.00	14900
BP05-19A	2005	2701885.75	554701.18	2111.92	90.0	-45.0	400.51	14900
BP05-20	2005	2701786.46	554810.07	2136.55	90.0	-45.0	318.21	14800

BP05-21	2005	2701788.09	554705.97	2116.53	90.0	-45.0	406.60	14800
BP05-22	2005	2701688.84	554806.97	2150.92	90.0	-45.0	382.52	14700
BP05-23	2005	2701681.64	554708.76	2124.43	90.0	-45.0	400.81	14700
BP05-24	2005	2701591.87	554702.98	2128.38	90.0	-45.0	400.81	14600
BP05-25	2005	2701587.21	554890.26	2206.40	90.0	-45.0	400.51	14600

Drill Hole	Year	UTM ITRF-92		Elevation	Azim	Dip	Length	Mine Section
		North	East				(metres)	North

BP05-26	2005	2701584.07	554886.03	2206.31	0.0	-45	150.27	E15000
BP05-27	2005	2701478.24	554880.12	2205.39	90.0	-45	400.51	14500
BP05-28	2005	2701482.18	555040.15	2196.81	0.0	-45	238.96	E14750
BP05-29	2005	2701483.91	555039.87	2196.97	90.0	-45	400.81	14500
BP05-30	2005	2701380.81	554908.59	2198.31	90.0	-45	400.81	14400

BP05-31	2005	2702281.66	554464.16	2100.23	90.0	-55	601.98	15300
BP05-32	2005	2701477.15	554876.26	2204.68	0.0	-45	251.16	E14600
BP05-33	2005	2701382.98	555062.03	2188.32	90.0	-55	500.48	14400
BP06-36	2006	2702284.08	554364.29	2101.93	90.0	-55	640.84	15300
BP06-35	2006	2701288.07	554960.12	2193.39	90.0	-45	485.10	14300
BP06-36	2006	2702088.82	554457.96	2101.43	90.0	-50	601.07	15100
BP06-37	2006	2701282.47	555107.87	2187.97	90.0	-45	501.09	14300
BP06-38	2006	2701285.23	555241.49	2175.20	90.0	-45	501.00	14300
BP06-39	2006	2701087.92	554874.93	2158.81	90.0	-45	495.00	14100
BP06-40	2006	2701186.70	555058.08	2182.69	90.0	-45	501.09	14200

BP06-41	2006	2701184.79	554910.30	2172.27	90.0	-45	484.91	14200
BP06-42	2006	2701074.67	555060.50	2187.70	90.0	-45	501.00	14100
BP06-43	2006	2701184.80	554909.64	2172.22	90.0	-60	400.81	14200
BP06-44	2006	2701389.05	554774.82	2146.99	90.0	-45	501.40	14400
BP06-45	2006	2701488.86	554754.23	2147.55	90.0	-45	500.79	14500
BP06-46	2006	2701488.70	554752.19	2147.35	0.0	-45	296.27	E14450
BP06-47	2006	2701541.70	555046.43	2200.65	90.0	-55	308.46	14600
BP06-48	2006	2701286.58	554790.79	2145.39	90.0	-45	500.48	14300
BP06-49	2006	2701541.95	555045.77	2200.74	0.0	-45	201.17	E14750
BP06-50	2006	2700976.40	555125.05	2203.33	90.0	-45	406.91	14000

BP06-51	2006	2701189.85	554792.86	2142.34	90.0	-45	500.79	14200
BP06-52	2006	2700878.75	555140.17	2199.54	90.0	-45	400.81	13900
BP06-53	2006	2701089.24	554820.43	2140.06	90.0	-45	500.48	14100
BP06-54	2006	2700877.63	555139.78	2199.54	145.0	-45	300.23	Oblique
BP06-55	2006	2700982.47	554876.42	2151.84	90.0	-45	400.51	14000
BP06-56	2006	2700862.37	555281.44	2205.80	90.0	-45	401.16	13900
BP06-57	2006	2700890.44	554857.90	2148.28	90.0	-45	401.42	13900
BP06-58	2006	2700861.16	555280.10	2205.64	145.0	-45	200.86	Oblique
BP06-59	2006	2700885.16	554858.32	2148.19	145.0	-45	400.51	Oblique
BP06-60e	2006	2702184.61	555011.81	2136.28	90.0	-80	517.25	15200

#

Drill Hole	Year	UTM ITRF-92		Elevation	Azim	Dip	Length	Mine Section
		North	East				(metres)	North

BP06-61	2006	2702287.51	554954.54	2110.86	90.0	-80.0	350.42	15300
BP06-62e	2006	2702186.69	555128.64	2088.14	0.0	-90.0	480.06	15200
BP06-63	2006	2702288.55	554954.60	2110.89	20.0	-45.0	300.84	15300
BP06-64e	2006	2702186.63	555130.30	2088.14	90.0	-50.0	488.90	15200
BP06-65	2006	2701804.17	555159.51	2126.00	90.0	-50.0	203.30	14800
BP06-66	2006	2701990.24	555048.48	2149.81	90.0	-50.0	251.46	15000
BP06-67e	2006	2701804.30	555157.93	2126.18	0.0	-90.0	556.87	14800
BP06-68	2006	2701871.75	555158.16	2121.43	90.0	-45.0	200.25	14900
BP06-69	2006	2701990.05	555047.06	2150.22	90.0	-80.0	275.84	15000
BP06-70e	2006	2701871.86	555156.23	2121.92	0.0	-90.0	514.20	14900

BP06-71e	2006	2702084.47	555045.71	2130.13	90.0	-50.0	533.10	15100
BP06-72	2006	2702286.74	555136.07	2082.02	90.0	-45.0	197.82	15300
BP06-73	2006	2702286.75	555134.43	2082.01	0.0	-90.0	200.25	15300
BP06-74e	2006	2702084.41	555043.85	2130.19	0.0	-90.0	516.33	15100
BP06-75e	2006	2702380.96	555067.63	2094.50	90.0	-45.0	521.51	15400
BP06-76	2006	2701991.73	554749.79	2116.63	90.0	-50.0	350.52	15000
BP06-77	2006	2702382.14	554951.64	2097.06	90.0	-45.0	462.38	15400
BP06-78	2006	2702680.86	554793.85	2091.13	90.0	-45.0	455.68	15700
BP06-79	2006	2701986.37	554829.03	2137.76	90.0	-50.0	383.13	15000
BP06-80	2006	2702680.09	554924.79	2083.68	90.0	-45.0	416.66	15700

BP06-81	2006	2702686.40	554703.34	2094.45	90.0	-45.0	520.60	15700
BP06-82	2006	2702784.32	554911.66	2088.13	90.0	-45.0	450.19	15800
BP06-83	2006	2702782.46	554709.79	2093.81	90.0	-45.0	518.16	15800
BP06-84	2006	2702790.20	554819.11	2088.82	90.0	-45.0	250.55	15800
BP06-84A	2006	2702786.64	554813.09	2088.82	90.0	-45.0	471.53	15800
BP06-85	2006	2702186.94	554458.53	2100.88	90.0	-50.0	601.37	15200
BP06-86	2007	2702786.35	555012.40	2096.57	90.0	-45.0	506.58	15800
BP06-87	2006	2702387.36	554461.27	2101.62	90.0	-50.0	601.68	15400
BP06-88	2007	2702687.20	554995.34	2084.25	90.0	-45.0	500.48	15700
BP06-89	2006	2702383.15	554355.60	2102.59	90.0	-50.0	649.83	15400
BP07-90	2006	2702583.96	555036.49	2076.81	90.0	-45.0	496.21	15600

#

Drill Hole	Year	UTM ITRF-92		Elevation	Azim	Dip	Length	Mine Section
		North	East				(metres)	North

BP07-91	2007	2702385.12	554798.13	2093.13	90.0	-45.0	401.42	15400
BP07-92	2006	2702586.87	554905.14	2083.42	90.0	-45.0	502.01	15600
BP07-93	2007	2702584.26	555032.95	2076.84	0.0	-45.0	501.09	N/A
BP07-94	2007	2702587.69	554905.54	2083.41	0.0	-45.0	500.48	N/A
BP07-95	2007	2702587.61	554805.58	2090.28	90.0	-45.0	490.42	15600
BP07-96	2007	2702485.28	555108.53	2075.83	90.0	-45.0	468.48	15500
BP07-97	2007	2702588.26	554805.38	2090.30	0.0	-45.0	500.18	N/A
BP07-98	2007	2702485.07	555008.66	2082.49	90.0	-45.0	456.80	15500
BP07-99	2007	2702569.14	554687.89	2094.65	90.0	-45.0	522.43	15600
BP07-100	2007	2702568.87	554680.76	2094.97	0.0	-45.0	501.09	N/A

BP07-101	2007	2702383.93	554707.02	2093.32	90.0	-45.0	584.30	15400
BP07-102	2007	2702478.70	554811.70	2089.08	90.0	-45.0	519.38	15500
BP07-103	2007	2702480.15	554907.61	2086.27	90.0	-45.0	465.43	15500
BP07-104	2007	2702481.38	554704.51	2091.88	90.0	-45.0	549.86	15500
BP07-105	2007	2701479.26	555147.94	2137.59	0.0	-60.0	401.42	N/A
BP07-106	2007	2702485.93	554357.34	2102.71	90.0	-45.0	610.82	15500
BP07-107	2007	2701479.86	555147.94	2137.54	0.0	-45.0	401.42	N/A
BP07-108	2007	2701519.76	555230.95	2094.64	0.0	-60.0	78.33	N/A
Bp07-108A	2007	2701522.11	555230.98	2094.47	0.0	-60.0	401.42	N/A
BP07-109	2007	2702484.68	554458.41	2101.59	90.0	-45.0	580.34	15500
BP07-110	2007	2702580.78	554465.98	2097.78	90.0	-45.0	632.16	15600

BP07-111	2007	2701522.73	555231.00	2094.36	0.0	-45.0	346.56	N/A
BP07-112	2007	2702589.87	554379.67	2098.55	90.0	-45.0	613.87	15600
BP07-113	2007	2701579.69	555278.15	2080.44	0.0	-60.0	322.17	N/A
BP07-114	2007	2701580.67	555278.19	2080.41	0.0	-45.0	303.89	N/A
BP07-115	2007	2702281.86	554719.92	2097.74	90.0	-45.0	616.92	15300
BP07-116	2007	2701782.11	555355.29	2059.78	90.0	-50.0	386.16	14800
BP07-117	2007	2702886.24	554703.53	2093.20	90.0	-45.0	504.14	15900
BP07-118	2007	2702592.19	555110.22	2076.78	90.0	-45.0	407.52	15600
BP07-119	2007	2702888.04	554807.11	2091.17	90.0	-45.0	470.61	15900
BP07-120	2007	2701522.73	555231.00	2094.36	90.0	-45.0	386.18	15700

BP07-121	2007	2702889.09	554916.20	2099.98	90.0	-45.0	438.61	15,900
BP07-122	2007	2702684.56	555207.58	2087.14	90.0	-45.0	349.61	15,700
BP07-123	2007	2702883.76	555105.98	2126.10	90.0	-45.0	101.80	15,900
BP07-123A	2007	2702883.75	555106.67	2126.13	90.0	-45.0	391.36	15,900
BP07-124	2007	2702580.82	555209.00	2076.49	90.0	-45.0	334.37	15,600
BP07-125	2007	2702785.40	555208.66	2106.59	90.0	-45.0	106.38	15,800
BP07-125A	2007	2702785.48	555209.71	2106.61	90.0	-45.0	301.45	15,800
BP07-126	2007	2702385.33	555160.97	2073.58	90.0	-45.0	412.70	15,400
BP07-127	2007	2702785.25	555108.70	2103.29	90.0	-45.0	65.23	15,800
BP07-127A	2007	2702784.94	555107.98	2102.67	90.0	-45.0	388.32	15,800
BP07-128	2007	2702482.08	555206.08	2071.23	90.0	-45.0	379.48	15,500
BP07-129	2007	2702883.51	555012.59	2113.31	90.0	-45.0	434.04	15,900
BP07-130	2007	2702374.20	555250.78	2067.22	90.0	-45.0	409.65	15,400

BP07-131	2007	2702185.60	555230.50	2067.11	0.0	-90.0	336.50	15,200
BP07-132	2007	2702282.72	555243.61	2065.99	90.0	-45.0	404.47	15,300
BP07-133	2007	2702089.50	555170.06	2080.96	90.0	-45.0	443.18	15,100
BP07-134	2007	2702185.94	555232.21	2066.87	90.0	-50.0	443.18	15,200
BP07-135	2007	2701981.41	555162.89	2097.79	90.0	-50.0	519.68	15,000
BP07-136	2007	2702084.73	555269.16	2064.60	90.0	-50.0	424.89	15,100
BP07-137	2007	2701783.42	555264.47	2082.65	90.0	-50.0	495.00	14,800
BP07-138	2007	2701890.74	555265.26	2078.69	90.0	-50.0	458.42	14,900
BP07-139	2007	2702485.70	555306.87	2069.22	90.0	-60.0	313.03	15,500
BP07-140	2007	2702583.37	555287.08	2075.33	90.0	-48.0	300.84	15,600

BP07-141	2007	2701983.46	555260.81	2071.55	90.0	-50.0	439.52	15,000
BP07-142	2007	2702785.06	555306.32	2103.91	90.0	-45.0	476.00	15,800
BP07-143	2007	2701885.39	555363.75	2057.09	90.0	-45.0	437.08	14,900
BP07-144	2007	2701984.88	555358.02	2057.28	90.0	-45.0	399.90	15,000
BP07-145	2007	2702684.75	555306.62	2086.00	90.0	-45.0	328.27	15,700
BP07-146	2007	2702085.12	555360.16	2057.02	90.0	-45.0	510.24	15.100
BP07-147	2007	2702383.23	555360.60	2065.68	90.0	-45.0	450.19	15,400
BP07-148	2007	2702184.10	555361.46	2057.64	90.0	-45.0	437.08	15,200
BP07-149	2007	2702281.83	555360.23	2060.86	90.0	-45.0	438.00	15,300

#

The 1981-82 drilling of 7 holes totaling 1,318.95 metres, amounts to 2% of the drill core for this study. The core was either BQ-size or AX-size and split by a screw-chisel core splitter.  Half of the samples were submitted to the Luismin Labs in Durango for testing.  The remaining half core is stored in the original core boxes in core storage building No. 1 on site and is accessible. Results from the 1981-82 drilling are in good agreement with the results from the 2005-07 drilling.

Holes BP-1 and BP-5 were collared underground. Holes BP-3, 4, 6, 6A and 7 were collared on the west side of Mina La Preciosa. Hole BP-2 was planned, but not drilled. Hole BP94-01 was drilled on the eastern breccias (Zona Oriente).

Table 11 – 1981-82 and 1994 Luismin Drilling Summary

Drill Hole	Year	UTM ITRF-92		Mine Grid		Azim	Dip	Length	Mine Section
		North	East	North	East			(metres)	North

BP-1	1981	2702015.88	554774.37	15028.93	14489.12	99.0	-61.0	123.50	15025
BP-3	1981	2701906.76	554721.40	14919.81	14436.15	91.0	-46.0	195.00	14925
BP-4	1981	2701749.60	554778.54	14762.65	14493.29	89.0	-70.0	197.20	14750
BP-5	1982	2701540.99	554961.86	14554.04	14676.61	90.0	0.0	146.60	14550
BP-6	1982	2701967.48	554742.77	14980.53	14457.52	90.0	-60.0	156.45	15000
BP-6A	1982	2701991.56	554736.32	15004.61	14451.07	90.0	-50.0	187.10	15000
BP-7	1982	2702130.95	554739.25	15144.00	14454.00	90.0	-53.0	313.10	15150
BP94-01	1994	2702756.95	555565.25	15770.00	15280.00	72.0	-50.0	311.25	n/a

#

14.

SAMPLING METHOD AND APPROACH

For the 2005-07 programs, which constitutes the bulk of this study, drill core was logged and samples were marked by geologists to conform to lithological/alteration changes. In total, 39,311 individual samples were taken over core lengths less than or equal to two metres.  The core samples were cut in half with a diamond saw.  One-half of the core is stored in the original core boxes in sound core storage buildings on site.  The other half of the cut core samples were tested for specific gravity, then placed in sample bags and transported by Orko personnel to the SGS Mineral Services lab, or to Inspectorate Lab, both of which are in Durango, Mexico. Where specific gravity was significantly different from average rock (e.g. high in barite - denser, or leached and vuggy – lighter) multiple tests of specific gravity were performed. There are approximately 39,500 specific gravity readings.

For the 1981-82 program, the sampling method and approach used by Luismin are not described in detail in the available reports. The author is familiar with the company, its operations, and its personnel and believe that the techniques used at La Preciosa met the industry standards of the time. Existing evidence, such as the regularly spaced, clearly marked and legible samples, and neatly stored diamond drill core, indicate that professional care was exercised during all sampling operations. It is known that the drill core was split with a screw-wedge core splitter and that the samples were taken to the Luismin Lab in Durango for analyses.

#

15.

SAMPLE PREPARATION, ANALYSES AND SECURITY

For the 2005-07 programs, the drill core was taken from the drill pad sites in taped shut boxes directly to the core storage facilities on the property, where it was logged and sampled. Individual samples were placed in durable plastic bags, with a duplicate numeric sample tag inserted inside the bag and the sample number written on the outside of the bag. Secured sacks, containing approximately 10 samples each, were transported by Orko personnel directly to the SGS Mineral Services preparation laboratory, or Inspectorate Labs, both of which are in Durango, Mexico. At no time were the samples out of the control of either Orko, SGS or Inspectorate personnel.

At the preparation laboratory, samples were numerically ordered, individually crushed, with a sub-sample taken for pulverization. The remaining crushed sample was returned to its plastic bag and placed in its sack. This portion, referred to as the reject sample, was picked up from the preparation laboratory and returned to the La Preciosa site for potential re-analysis in the future. The pulp from the pulverization process was placed in sturdy kraft paper bags and boxed for shipment to SGS Mineral Services analytical laboratory in Toronto, Canada, or Inspectorate Labs in Reno, Nevada, USA, both certified testing sites.

At the SGS analytical laboratory in Toronto, the pulps were analysed by several methods. Gold was determined by Fire Assay, with a lower detection limit of 5 ppb Au. Silver was determined by Atomic Absorbtion Spectrometry, which has a calibrated lower limit detection of 0.3 g/t Ag and an upper limit threshold of 300 g/t Ag. Samples with silver content > 300 g/t were subsequently re-analysed by fire assay with a gravimetric finish.

All samples were run through an Inductively Coupled Plasma analyses for 40 element spectral determination, on a strong acid digestion. This method reports values well for elements in minerals which are digestible in the acid, however, minerals resistant to the acid may give only partial values. Oxides, sulphides and carbonates yield full digestion, thus the base metal values are accurate.

The procedure yields results for Ag > 2 ppm, Al > 0.01%, As > 3 ppm, Ba > 1 ppm, Be > 0.5 ppm, Bi > 5 ppm, Ca > 0.01%,  Cd > 1 ppm, Co > 1 ppm, Cr > 1 ppm, Cu > 0.5 ppm, Fe > 0.01%, K > 0.01%, La > 5 ppm, Li > 1 ppm, Mg > 0.01%, Mn > 2 ppm, Mo > 1 ppm, Na > 0.01%, Ni > 1 ppm, P > 0.01%, Pb > 2 ppm, Sb > 5 ppm, Sc > 0.5 ppm, Sn > 10 ppm, Sr > 0.5 ppm, Ti > 0.01%, V > 2 ppm, W > 10 ppm, Y > 0.5 ppm, Zn > 0.5 ppm and Zr > 0.5 ppm. For some of the elements there is an upper threshold of calibration. Silver has a 10 ppm upper threshold and is thus not used for the project where half of the samples exceed this value. The base metals Pb and Zn and the element Ba have an upper threshold of > 10,000 ppm, thus only those exceeding 1% needed to be re-analysed by alternate methods.

#

The laboratory procedures at Inspectorate Labs in Reno are very similar to those of SGS Mineral Services. The exceptions are with the silver, where instrument calibration has a lower detection limit of 0.1 g/t Au and an upper limit threshold of 200 g/t Ag. Samples with silver content > 200 g/t were subsequently re-analyses by fire assay, with a gravimetric finish.

#

16.

DATA VERIFICATION

16.1

Duplicate Analyses

A duplicate analytical test was performed on pulp samples, insuring that every laboratory batch had at least one duplicate analysis. Larger batch runs had multiple duplicate analyses. Duplicates were tested from holes BP05-01 to BP07-149. A strong correlation between the original test (Run 1) and the duplicate test (Run 2) for the elements Ag, Au, Pb and Zn is clearly evident as illustrated by the following graphs.

Figure 7. - Duplicate Analyses – Silver

Silver - Duplicates
Run 2 - Ag (ppm)
Run 1 - Ag (ppm)
4000.0
3500.0
3000.0
2500.0
2000.0
1500.0
1000.0
500.0
0.0
0.0
500.0
1000.0
1500.0
2000.0
2500.0
3000.0
3500.0

Figure 8. - Duplicate Analyses – Gold – (For two minor outliers, mean values were used.)

Gold - Duplicates
Run 2 - Au (ppb)
Run 1 - Au (ppb)
0
500
1000
1500
2000
2500

#

Figure 9. - Duplicate Analyses – Lead

Lead - Duplicates
Run 2 - Pb (ppm)
Run 1 - Pb (ppm)
0
20000
40000
60000
80000
100000
120000
140000

Figure 10. - Duplicate Analyses – Zinc

Zinc - Duplicates
Run 2 - Zn (ppm)
Run 1 - Zn (ppm)
0
20000
40000
60000
80000
100000
120000

#

16.2

Analytical Standards

Analytical standard samples were inserted into the sampling sequence as every 10th sample from the start of the drilling program.

Initially, commercial standard materials were used until an epithermal Ag-Au deposit type standard material could be prepared and delivered to the project. SGS Mineral Services developed six standards for Orko called “Orko-1” to “Orko-6”, the first two in their Lakefield laboratory in Ontario, Canada, and the later four in their Durango Lab. Difficulties with Mexican customs importation meant that these materials were initially not available for the first three months of the drilling program, thus the use of commercial standards.

The first several holes utilized standard “Marlin-1” a standard with Au = 1.22 g/t +/- 0.11 and Ag = 8.9 g/t +/- 1.2, “OXC30” with Au = 0.200 g/t +/- 0.014 and Ag < 0.3 g/t, and “SI-15” with Au = 1.805 g/t +/- 0.028 and Ag = 19.68 g/t +/- 0.46. These commercial standards were adequate to monitor reproducibility and potential batch drift.

Standards “Orko-1”, “Orko-3” and “Orko-6” were made from large samples taken from the Stockpile Patio in front of the portal to Mina La Preciosa. This material comes from the Abundancia and La Gloria veins, as extracted during the slashing out of the drifts on the 2065 level by Luismin in the early 1980s. It represents ore-grade material and serves as an excellent standard for this project from a mineralogical point of view.

“Orko-1” has a mean and two standard deviation silver value of 283 g/t +/- 21.0 and gold value of 202 ppb +/- 46. “Orko-3” has a mean and two standard deviation silver value of 112 g/t +/- 13.2 g/t and gold value of 68 ppb +/- 20.  “Orko-6” has a mean and two standard deviation silver value of 145 g/t +/- 22.2 and gold value of 72 ppb +/- 17.4. Excellent reproducibility was observed within the mean plus two standard deviations.

Standards “Orko-2”, “Orko-4” and “Orko-5” were made from large samples taken from Quaternary basalt extruded from Cerro Prieto. This material represents an analytical blank sample with respect to gold and silver. All of the samples returned < 0.3 g/t for silver (less than detection) from SGS Labs, or < 0.1 g/t from Inspectorate Labs. Almost all of the samples returned < 5 ppb for gold, with three samples returning slightly higher values of 10 to 14 ppb, still considered negligible in this testing.

#

17.

ADJACENT PROPERTIES

Goldcorp Inc. (through its subsidiary Luismin), Grupo Mexico and Peñoles are all reported to have large land holdings in this region of Durango State. These are the three biggest silver producing companies in Mexico.

The nearest large mine is the Mina Avino of Avino Silver & Gold Mines Ltd., 20 km to the northeast of La Preciosa, near the town of Panuco de Coronado. It is said that the conquistador Coronado spent one winter here. The original discovery of mineralization probably dates from the early Spanish period. The current mine operated from 1974 to 2001. Mill throughput reached 1,000 tonnes per day in the 1990s, but mining was suspended in 2001 due to low metal prices. Mill capacity is set at 1,200 tonnes per day. The Avino veins were reported to contain approximately silver 140 g/t, gold 1.4 g/t, and 0.5 % copper.  A drilling program is currently underway at Avino.

San Sebastian, located 60 km to the east of La Preciosa, contains a number of productive vein systems including Francine, Don Sergio and Andrea. Production by Hecla from the Francine vein was high-grade silver, with significant gold values. Mineralization occurs in poly-phase chalcedonic quartz veins with an average width of 1.6 m. Production from the Don Sergio vein was high-grade gold, with some silver values. The operation in the early 2000s was approximately 500 tonnes per day. Several epithermal veins exist within the San Sebastian valley. The Francine, Professor, Middle and North vein systems are hosted within a series of shales, with interbedded fine-grained sandstones. The Don Sergio, Jessica, Andrea, and Antonella veins located in the Cerro Pedernalito area, about 6 km from the Francine vein, are hosted in the same formation, with the addition of dioritic intrusives. Mining ceased in 2005, however, Hecla is continuing with an active exploration program in the area, in particular on the Hugh Zone.

The discovery of San Sebastian has been attributed to float boulder prospecting along the margins of farmers’ fields, followed by geochemistry, geophysics and drilling. This serves as a good model for exploration on Orko’s Santa Monica property, where many silver and gold mineralized boulders have been located.

Directly adjacent to La Preciosa on the west is the San Juan project of Silver Standard. Orko has conducted prospecting, geological mapping and some surface sampling. Vein targets, La Plomosa, La Plomosa Sur, El Vaquero, San Juan, Nancy Sur and the down-dip projection of the Nancy vein, are known on the San Juan property. La Plomosa vein has approximately 80 metres of historical drifting and one drill hole. A grab sample from La Plomosa ran gold 0.198 g/t and silver 278.8 g/t. El Vaquero vein has a surface exposure on the opposite side of Cerro Blanco and yielded gold 1.78 g/t and silver 37.8 g/t. Float boulders along strike of the San Juan vein assayed as high as silver 238.3 g/t (Durning and Hillemeyer, 2004). A drilling program has started on San Juan, with the first holes drilling into the La Plomosa area.

Immediately south of La Plomosa and San Juan are the large Victoria and Salamandra concessions of Canasil Resources Inc. under joint venture with Blackcomb Minerals Inc. Salamandra is a skarn silver-zinc-copper prospect.

La Parrilla mine of First Majestic Silver Corporation, is located near the Durango – Zacatecas border, approximately 65 kilometres southeast of the city of Durango and 80 kilometres south of La Preciosa. It is currently in production at a rate of 800 tonnes per day. First Majestic is focusing on the La Rosa/Los Rosarios, San Marcos, San José, San Nicolás, Vacas, Quebradilla, La Luz and Recuerdo structures. Most of the silver ore presently being mined comes from Los Rosarios, La Rosa, San Jose, and San Marcos structures. The silver-lead-zinc mineralization is hosted in vein-fault zones, breccias and replacement bodies. These occur within the porphyritic diorite intrusive rocks and in the adjacent limestone, skarn, and hornfels rocks. While the geology is different than that at La Preciosa, it does illustrate another example of precious metal mineral endowment in the region.

There are numerous precious metal exploration and expansion projects underway in Durango State and adjacent areas, including Metates, La Cienega, La Parrilla, Pitarrilla, Guanacevi, San Agustin, Penasquito, Santa Cruz, San Sebastian and Topia, as well as an expansion at the Tayoltita (San Dimas) operations. Neighbouring Zacatecas state is also very active.

#

18.

MINERAL PROCESSING AND METALLURGICAL TESTING

The historical Luismin reports have some brief descriptions of a preliminary metallurgical testing and bulk processing of mineralized rock extracted from the Abundancia and La Gloria veins during the slashing of the underground workings. Most of this testing was designed to determine the amenability of the material to serve as process feed to concentration in the Avino mill. In 1988, Comision de Fomento Minero completed three tests on 9 kg samples ground to 3/4, 1/2, and 3/8 inch size, as well as a finer 65% passing through a -200 mesh. A cyanide concentration of 0.2% NaCN, with incorporated lime to maintain a pH at 11, yielded the following result.

Table 12a – Comision de Fomento Minero – Metallurgy Test Results

Simple Size	Heads Au g/t	Heads Ag g/t	Tails Au g/t	Tails Ag g/t	Recovery % of Au	Recovery % of Ag

-3/4	0.45	254	0.32	240	28.9	5.5
-1/2	0.45	254	0.26	233	42.2	8.3
-3/8	0.45	254	0.20	210	55.5	17.3
65%-200	0.45	254	0.12	41	73.3	83.9

Preliminary results indicate that this material does not seem very amenable to heap leaching, but does leach well after a relatively moderate grind. Recoveries may be even better at finer grinds (e.g. 80% minus 200 mesh).

Orko has recently initiated a new round of metallurgical testing. Five samples representing Abundancia, La Gloria, Luz Elena, Martha and Transversal veins have been collected. Composite samples from drill core rejects totalling ten kilogram from each vein have been sent to Westcoast Mineral Testing Inc. in North Vancouver, BC, Canada.

While testing is still ongoing, an interim report dated 25 March 2008 on a composite of the five vein samples under cyanidation testing has been received (Hawthorn, 2008). It yielded peak Extraction Kenetics reached after 72 hours leach time of 89.5% for silver and 88.0 % for gold. These are considered by the author to be very favourable results (detailed report pending).

Table 12b – Westcoast Mineral Testing Inc. – Metallurgy Test Results

Leach Time (hours)	8	24	48	72	96
Ag (%) Recovery	62.4	78.2	84.2	89.5	89.1
Au (%) Recovery	65.2	73.0	78.2	88.0	88.0

Note: Differences between 72 and 96 hours results are within experimental error.

#

19.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following Inferred Resource Estimate V supersedes any earlier estimates for La Preciosa and replaces them. Historic estimates should not be added to this Inferred Resource estimate.

The Inferred Resource is estimated for the Abundancia, La Gloria and Luz Elena veins from the Transversal vein in the south, northward a strike length of 1.1 km, and from surface down to a vertical depth of approximately 350 metres. Predictability of the geometry of the veins is high for this sector. The Martha vein north and east of La Preciosa Ridge in a 600 x 1,100 metres area has been tested. Abundancia vein in Zona Sur, south of the Transversal vein, has been tested for 400 metres along strike. A small portion of Esperancita vein has been tested in “Mina La Preciosa” sector.

Source of the data for the estimate is the 156 diamond drill holes BP05-01 to BP07-149 (2005-07) and BP-1 to BP-7 (1981-82). Refer to the Exploration descriptions for a list of the vein intercepts.

Note: In the following paragraphs, the term “mineral-shoot” is a descriptive term used the same as “ore-shoot” or “clavo” defined as, “an interpreted from spatial data, well-mineralized portion of a larger mineralized body, meeting or exceeding defined minimum cut-off grade and minimum width criteria.” No representation is made concerning its economic viability through feasibility or pre-feasibility studies. Geology On-Line defines “ore-shoot” as “A large and visually rich aggregation of mineral in a vein. It is a more or less vertical zone or chimney of rich vein matter extending from wall to wall, and has a definite width laterally”. Mineral-shoot is not an internationally recognized term, but is the preferred term of most securities commissions in Canada, whereas ore-shoot is an internationally recognized term.

Vertical longitudinal sections at 1:2,500 scale were constructed for each vein, with the exception of the flat lying Martha vein where a dip adjusted polygonal plan was used. Within the veins, mineral-shoots have been interpreted, utilizing the diamond drilling data, as well as the historic channel sampling data for geometry. A series of 100 to 200 metre wide, northward plunging mineral-shoots appear evident on the steeper veins (Abundancia and La Gloria). The historic channel sample data was not verified in the latest phase of exploration and was therefore not used in the grade estimation procedure. Verification re-sampling has been conducted on the underground channel samples by a third party, the results for which are pending.  The mineral-shoots have been located based entirely on assay data. No work has been done to determine any geological control for the location of the mineral-shoots other than as the open passage for hydrothermal fluid flow at the temperature/pressure conditions for precious metal precipitation.

To be classified as within an mineral-shoot, a drill hole intercept must meet the dual requirements of exceeding a true thickness of 1.5 metres (2.0 metres for Martha Vein) and exceeding a cut-off grade of 100 g/t silver-equivalent. Silver-equivalent (Ag-Eq) is calculated as Ag + 60*Au as a typical silver to gold price ratio, with recoveries assumed to be 100%. A second estimate at a cut-off grade of 150 g/t Ag-Eq was also performed. No provision to the Ag-Eq has been made for the contribution of base metal values.  In some instances narrow high-grade intervals were expanded with sub cut-off grade vein intervals to exceed the minimum width criteria.

Areas were determined from longitudinal sections, within mineral-shoot outlines, adjusted for the dip of the veins from sectional interpretations. Areas were extended to a maximum of 25 metres below the lowest drill hole in each mineral-shoot, with the exception of the shoots on La Gloria, which were truncated at the merge line of La Gloria and Abundancia veins. Thickness of the individual mineral-shoots is taken as an average of the true width drill hole intercepts within a given mineral-shoot. True widths were calculated based on hole dip versus the vein dip as indicated by the cross sections, with reference to measured core angles.

Tonnages were estimated for each mineral-shoot by a weighted average of the specific gravity measurements times the area and thickness of the mineral-shoot. Grades were assigned to each mineral-shoot by a weighted average of the assay values within each intercept. Specific gravity measurements were made on all sampled core prior to assaying.

In the “Mina La Preciosa” sector, the Abundancia vein has 4 discrete mineral-shoots and La Gloria vein has 3 discrete mineral-shoots. Adjustments to the definition of a mineral-shoot by lowering the grade requirement may lead to a coalescing of some mineral-shoots, for the inter-shoot material often carries some silver and gold values. Abundancia vein in “Zona Sur” sector contributes two mineral-shoots.

Luz Elena vein has a more patchy drilling pattern and contributes two small mineral-shoots. Esperancita vein has not been drilled extensively and thus contributes just two small mineral-shoots, each having a minimum of two drill holes meeting grade and thickness requirements.

The Martha vein was treated differently in that it is a relatively flat dipping (average 20 degrees to the west) vein and is better represented by a plan view. It was modelled in plan view, with reference to vertical cross sections. Polygonization, using the method of perpendicular bisectors to define the polygon boundaries (Whiting and Roos, 2004; Popoff, 1966), was prepared for the contiguous group of 59 holes intersecting the Martha vein. Forty three of the 59 intercepts exceeded the minimum of 2.0 metres and 100 g/t Ag-Eq cut-off.

The small amount of broken ore on the stockpile has been included in this resource estimate (Davila-Carrera, 1991). Test sampling in 2005 for the creation of analytical standards was from this material.

19.1

La Gloria Vein

Mineral-shoot G-1 geometry is marked by four contiguous weighted average channel sample intervals over 100 metres along the drift, plus a raise (contrapozo CP-210-897) and has been intersected by BP05-18. Its lower limit is constrained by the merge line between the Abundancia and La Gloria veins. La Gloria vein dips an average of 60 degrees west in this shoot.

Mineral-shoot G-2 geometry is marked by eight contiguous weighted average channel sample intervals over 200 metres along the drift, plus a raise (contrapozo CP210-036) and has been intersected by six drill holes BP05-01, BP05-03, BP05-04, BP06-79, BP-6A and BP-7. It extends from below the surface workings to the merge of Abundancia and La Gloria veins. La Gloria vein dips an average of 75 degrees west in this shoot.

Mineral-shoot G-3 geometry is marked by a faulted horst structure, which breaks it up into three sub-portions examined separately. G-3a is south of the horst structure where the vein dips an average of 70 degrees to the west. It has been intersected by holes BP05-08, BP07-101 and BP07-115. G-3b is within the horst where the vein dips an average of 45 degrees to the west. It has been intersected by BP05-12. G-3c is north of the horst structure, dips an average of 35 degrees to the west, and is constrained by the merge line of the Abundancia and La Gloria veins below and the low-grade BP05-10 above. G-3c is intersected by holes BP05-11 and BP07-110.

The trend of shallowing vein dips to the north is evident in both Abundancia and La Gloria veins in this sector.

#

Table 13(a) – La Gloria Vein – Mineral-Shoot Summary at cut-off 100 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

G-1	18013	1.50	27019	2.38	64306	0.150	169.9	178.9
G-2	45811	3.56	163087	2.60	424027	0.539	224.1	256.4
G-3a	30010	9.82	294798	2.23	657400	0.245	234.8	249.5
G-3b	8344	3.28	27368	2.45	67052	0.251	326.8	341.9
G-3c	20921	4.38	91529	2.68	245299	0.448	174.1	201.0

Total G					1458084	0.361	222.8	244.5

Table 13(b) – La Gloria Vein – Mineral-Shoot Summary at cut-off 150 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

G-1	18013	1.50	27019	2.38	64306	0.150	169.9	178.9
G-2	45811	3.06	140334	2.60	364869	0.596	251.6	287.4
G-3a	30010	9.82	294798	2.23	657400	0.245	234.8	249.5
G-3b	8344	3.28	27368	2.45	67052	0.251	326.8	341.9
G-3c	20921	3.49	72910	2.68	195398	0.528	206.5	238.3

Total G					919850	0.306	235.5	253.9

19.2.

Abundancia Vein

Mineral-shoot A-1 geometry is marked by four contiguous weighted average channel sample intervals over 100 metres along the drift and has been intersected by three drill holes BP05-18, BP05-20 and BP05-22 below the drift. It has been projected up to surface and constrained below by low-grade hole BP05-19A. The drill holes below are sub-grade as the structure passes through sandstone lenses. The southern margin is not fully constrained, thus there may be potential further south in the near surface. Abundancia vein dips an average of 45 degrees to the west in shoot A-1.

Mineral-shoot A-2 geometry is marked by seven contiguous weighted average channel sample intervals over 175 metres along the drift, plus two raises (contrapozos CP-210-869 and CP-210-956) and has been intersected by nine drill holes BP05-01, BP05-07, BP06-34, BP06-76, BP06-79, BP-1, BP-6, BP-6A and BP-7. It extends from below the surface workings to 25 metres below BP06-34 and BP06-76.  Abundancia vein dips an average of 45 degrees to the west in shoot A-2 and the shoot is open at depth.

Mineral-shoot A-3 geometry is marked by four contiguous weighted average channel sample intervals over 100 metres along the drift, plus one raise (contrapozo CP-210-186), as well as low-grade in holes BP05-04, BP05-09, and BP06-31, and has been intersected by five drill holes BP05-03, BP05-05, BP05-06, BP06-60 and BP07-115. It extends from below the surface workings to 25 metres below BP05-06 for the cut-off 100 g/t Ag-Eq. For cut-off 150 g/t Ag-Eq, hole BP05-05 is the lowest hole included in the A-3 ore-shoot. Abundancia vein dips an average of 40 degrees to the west in this shoot.

Mineral-shoot A-4, like mineral-shoot G-3, has been faulted by a horst structure and thus is examined in three portions. A-4a is south of the horst with its geometry marked by old stoping, an incline and a sublevel, each of which historically met the requirements. The average grade of holes BP05-08, BP06-61, BP06-63, BP06-75, BP06-77, BP07-91 and BP07-101 is assigned to shoot A-4a. For cut-off 150 g/t Ag-Eq, vein around hole BP05-08 is excluded in the A-4a shoot. A-4b is within the horst structure and has been intersected by BP05-12, BP07-102, BP07-103 and BP07-104, with its lower limits constrained by hole BP05-13 and BP07-109. A-4c is north of the horst structure and was intersected by drill holes BP05-10, BP05-11, BP07-90, BP07-92, BP07-95, BP07-99 and BP07-110. The lower boundary is set at 25 metres below BP05-11 and BP07-110.

Table 14(a) – Abundancia Vein – Mineral-Shoot Summary at Cut-off 100 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

A-1	47962	2.30	110153	2.51	276483	0.140	130.6	139.0
A-2	71772	5.26	377202	2.48	935460	0.409	212.2	236.7
A-3	35078	4.41	154694	2.38	368172	0.259	154.8	170.4
A-4a	46408	5.59	259421	2.37	614827	0.218	150.7	163.8
A-4b	25437	10.39	264392	2.48	655693	0.189	212.2	223.5
A-4c	55014	3.70	203395	2.32	471876	0.224	219.9	233.4

Total A					3322511	0.265	188.8	204.7

Table 14(b) – Abundancia Vein – Mineral-Shoot Summary at Cut-off 150 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

A-1	25243	1.65	41651	2.45	102045	0.185	177.2	188.3
A-2	71772	4.73	339163	2.48	841123	0.440	227.3	253.8
A-3	32261	2.67	86137	2.36	203282	0.380	223.2	246.0
A-4a	43768	4.50	196883	2.37	466613	0.214	198.1	210.9
A-4b	25437	8.31	211280	2.48	523974	0.195	242.1	253.8
A-4c	55014	3.70	203395	2.32	471876	0.224	219.9	233.4

Total A					2608913	0.297	221.4	239.2

#

19.3.

Abundancia Vein – Zona Sur

South of the Transversal vein in “Zona Sur” sector, the Abundancia vein continues with strong thicknesses and grades for a further 400 metres along strike 170 degrees. Two mineral-shoots have been defined, AS-1 near surface and AS-2 as an off-set deeper block.

Mineral-shoot AS-1 boundaries have been defined as the Transversal vein to the north to a shoot boundary between BP06-35 and BP06-37 in the south. It extends from surface downward to a lower boundary between BP05-27 and BP06-45. Mineral-shoot AS-1 is a weighted average of nine holes inside the outline. The holes are BP05-25, 27, 28, 29, 30, 33 and BP06-37, 47 and 49. Abundancia vein dips westward an average of 35 degrees.

Mineral-shoot AS-2 is a smaller shoot block defined in Abs-Deeps, a western down-dropped portion of the Abundancia vein in “Zona Sur”. Two holes, BP06-44 and BP06-48 penetrate this shoot. The volume around BP06-48 is excluded at cut-off 150 g/t Ag-Eq, but included in the cut-off 100 g/t Ag-Eq.

Table 15(a) – Abundancia Vein Zona Sur –

Mineral-Shoot Summary Cut-off 100 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

AS-1	85800	4.33	371800	2.60	966680	0.154	182.5	191.8
AS-2	28243	2.55	72020	2.62	188691	0.309	125.4	144.0

Total					1155371	0.180	173.2	184.0

Table 15(b) – Abundancia Vein Zona Sur –

Mineral-Shoot Summary Cut-off 150 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

AS-1	75151	3.03	227624	2.60	591822	0.186	227.7	238.9
AS-2	18829	2.47	46508	2.62	121850	0.325	159.0	178.5

Total					713672	0.210	216.0	228.6

#

19.4.

Luz Elena Vein

The Luz Elena vein is a thinner, but in places higher grade, vein structurally below the Abundancia vein, striking north-south and dipping to the west. While it has been traced for a kilometre along strike in “Mina La Preciosa” sector, and down dip 350 metres, it tends to pinch and swell in thickness. Two contiguous drill holes meeting the minimum of 1.50 metres thickness and cut-offs of greater than 100 g/t and 150 g/t silver-equivalent are required for defining a mineral-shoot.

Mineral-shoot L-1 includes holes BP05-18, BP05-20 and BP06-67. The top is defined by marginal grades in holes BP06-65 and BP06-68. The bottom is defined by low grades in holes BP05-19A, 21, 22 and 23. The vein is dipping westward at 35 degrees in this shoot.

Mineral-shoot L-2 is centrally located and includes six holes, BP-7, BP05-03, BP05-04, BP06-60, BP06-62 and BP06-72. It is constrained to the south by holes BP05-01, BP05-02 and BP06-74, and to the north by marginal grades in holes BP05-07 and BP06-73. The bottom is defined by the merge line between Luz Elena and Abundancia veins. The vein is dipping westward at 30 degrees in this shoot.

Four holes penetrated the Luz Elena vein and yielded good grades and thicknesses, but are isolated intercepts. These include BP05-09, BP05-34, BP06-61 and BP06-70. Further testing may be warranted in some of these areas.

Table 16(a) – Luz Elena Vein – Mineral-Shoot Summary at Cut-off 100 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

L-1	21967	2.11	46350	2.45	113558	0.286	233.6	250.8
L-2	68300	2.92	199664	2.45	489176	0.385	213.7	236.8

Total					602734	0.366	217.4	239.4

Table 16(b) – Luz Elena Vein – Mineral-Shoot Summary at Cut-off 150 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

L-1	13180	1.55	20429	2.45	50051	0.453	381.3	408.5
L-2	40980	2.57	105216	2.45	257780	0.501	308.1	338.2

Total					307831	0.493	320.0	349.6

#

19.5.

Esperancita Vein

North of La Preciosa Ridge are two “transversal-type” veins called Esperancita and Carmen, striking 106 degrees and dipping southward at 60 degrees. Esperancita is the stronger of the two veins.

While Esperancita vein has not been extensively drilled, five holes have obliquely penetrated the vein. These include holes BP05-12, BP05-13, BP06-60, BP06-61 and BP06-63. Where two holes are proximal and both have mineralized intercepts, a small mineral-shoot has been drawn 50 metres laterally and 25 metres vertically.

Mineral-shoot E-1 contains holes BP05-12 and BP05-13 and is located at a depth 100 metres below surface. Mineral-shoot E-2 contains holes BP06-61 and BP06-63 and is located near the ridge exposures of the Esperancita vein. Hole BP06-60 is deeper and is too far separated from the other holes to include in a mineral-shoot block.

Esperancita vein is narrow where tested, but certainly deserves further testing along strike and at depth.

Table 17(a) – Esperancita Vein – Mineral-Shoot Summary at Cut-off 100 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

E-1	15011	2.33	34976	2.48	86740	0.222	152.6	165.9
E-2	9007	2.22	19951	2.45	48879	0.558	145.7	179.2

Total					135618	0.343	150.1	170.7

Table 17(b) – Esperancita Vein – Mineral-Shoot Summary at Cut-off 150 g/t Ag-Eq

Shoot	Area	Width	Volume	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq

E-1	15011	2.33	34976	2.48	86740	0.222	152.6	165.9
E-2	9007	1.91	17158	2.45	42038	0.631	163.5	201.3

Total					128777	0.355	156.2	177.5

#

19.6.

Martha Vein

North and east of La Preciosa Ridge, in an area approximately 600 x 1,100 metres, is a portion of the Martha vein intercepted by 59 contiguous drill holes, 43 of which meet the requirements of being equal to or greater than 2.0 metres true width and 100 g/t silver-equivalent. As is evident on the plan view of the polygons around the piercement points (Figure 10), there is a south-southeast trend for the thicker intercepts.

Of the 59 holes, 36 holes also meet the 150 g/t silver-equivalent cut-off.

There are many more holes which have been drilled and in which the Martha vein has been identified, but for which the assay results have not yet been received. These are marked as “TBA” for “to be announced”. They aid in geological interpretation, but do not form a part of the current resource estimate.

The Martha vein has not been drilled off, and there is excellent potential on this structure.

Table 18(a) – Martha Vein – Summary at 100 g/t Cut-off

Poly	Name	Area (m2)	Dip Adjust. (m2)	True Width (m)	Volume (m3)	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

1	M-17	10880	11578	BCO
2	M-16	10580	11259	BCO
3	M-78	7716	8211	6.69	54932	2.51	137880	1.101	640.6	706.7
4	M-84A	7210	7673	BCO
5	M-82	5799	6172	BCO
6	M-86	6889	7332	BCO
7	M-127A	7306	7775	BCO
8	M-125A	6427	6840	9.98	68263	2.59	176800	0.244	144.8	159.4
9	M-142	6919	7363	BCO
10	M-15	7922	8430	BCO
11	M-14	7867	8372	7.59	63547	2.42	153783	0.360	108.9	130.5
12	M-81	11787	12543	20.30	254623	2.38	606003	0.388	95.2	118.5
13	M-80	9568	10182	2.71	27594	2.49	68710	0.293	137.6	155.2
14	M-88	6235	6635	5.03	33373	2.51	83767	0.220	102.2	115.4
15	M-120	4860	5172	4.93	25500	2.67	68085	0.094	104.0	109.6
16	M-122	6109	6501	BCO
17	M-145	8979	9555	BCO
18	M-99	6369	6777	3.03	20536	2.65	54419	0.300	269.8	287.8
19	M-95	11124	11838	6.20	73396	2.56	187895	0.194	98.4	110.0
20	M-92	6007	6392	12.10	77347	2.52	194915	0.212	127.9	140.6
21	M-90	5230	5566	18.82	104754	2.48	259789	0.286	144.8	162.0
22	M-118	5534	5889	6.43	37865	2.64	99963	0.597	196.9	232.7
23	M-124	5830	6204	5.17	32073	2.44	78258	0.286	125.9	143.1
24	M-140	4351	4630	2.45	11344	2.53	28701	0.167	107.5	117.5
25	MC06-01	5034	5357	BCO
26	M-104	7285	7752	2.94	22792	2.61	59486	0.372	93.8	116.1
27	M-102	7884	8390	13.79	115696	2.60	300810	0.320	376.5	395.7
28	M-103	9106	9690	23.17	224521	2.50	561302	0.532	216.5	248.4
29	M-98	7323	7793	14.79	115260	2.61	300829	0.389	240.0	263.3
30	M-96	3936	4189	5.42	22704	2.61	59258	0.181	187.5	198.4
31	M-128	3519	3744	7.33	27447	2.45	67244	0.186	105.2	116.4
32	M-139	3720	3959	2.20	8709	2.52	21946	0.413	134.0	158.8
33	M-101	11771	12527	2.47	30941	2.58	79828	0.893	74.0	127.6
34	M-77	8916	9488	17.58	166798	2.57	428671	0.271	195.9	212.2
35	M-75	5673	6037	39.66	239411	2.61	624861	0.370	235.2	257.4
36	M-126	4774	5080	2.94	14935	2.51	37487	0.176	131.6	142.2
37	M-130	4993	5314	4.46	23700	2.50	59249	0.538	182.8	215.1
38	M-147	8222	8750	8.19	71663	2.55	182740	0.355	111.8	133.1
39	M-115	9703	10325	BCO
40	M-168	10300	10961	TBA				TBA
41	M-169	8600	9152	TBA				TBA
42	M-132	6998	7447	4.52	33661	2.49	83817	0.097	109.0	114.8
43	M-149	11533	12273	3.28	40257	2.60	104668	0.231	176.9	190.8
44	M-60	6580	7002	BCO
45	M-62	7505	7987	4.98	39775	2.66	105802	0.126	95.2	102.8
46	M-131	8785	9349	11.17	104424	2.54	265237	0.322	129.1	148.4
47	M-64	5768	6138	24.62	151121	2.48	374779	0.276	100.2	116.8
48	M-134	8500	9046	11.33	102486	2.49	255189	0.609	106.2	142.7
49	M-148	12387	13181	9.82	129442	2.49	322311	0.256	134.7	150.1
50	M-74	8599	9150	2.13	19490	2.48	48336	0.268	86.1	102.2
51	M-180	9146	9733	TBA				TBA
52	M-172	7258	7723	TBA				TBA
53	M-71	5881	6259	20.85	130495	2.55	332763	0.414	433.5	458.3
54	M-133	7362	7834	11.28	88367	2.57	227104	0.358	126.3	147.8
55	M-136	11792	12548	BCO
56	M-146	10092	10739	15.15	162703	2.64	429536	0.321	141.7	161.0
57	M-159	11719	12472	TBA				TBA
58	M-156	11742	12495	TBA				TBA
59	M-135	8054	8571	16.55	141842	2.64	374463	0.363	355.9	377.7
60	M-141	6356	6764	5.46	36929	2.59	95646	0.349	280.5	301.4
61	M-144	8089	8608	8.45	72739	2.75	200033	0.179	147.2	157.9
62	M-70	7918	8426	14.49	122096	2.59	316229	0.234	88.8	102.8
63	M-151	10258	10916	TBA				TBA
64	M-153	10014	10657	TBA				TBA
65	M-138	8645	9199	BCO
66	M-143	8733	9294	5.93	55111	2.56	141084	0.311	181.1	199.8
67	M-137	8943	9517	BCO

				9.92	3400661	2.55	8659676	0.351	185.9	206.9

Note:  BCO = below cut-off, TBA = to be announced.

#

Table 18(b) – Martha Vein – Summary at 150 g/t Cut-off

Poly	Name	Area (m2)	Dip Adjust. (m2)	True Width (m)	Volume (m3)	S.G.	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

1	M-17	10880	11578	BCO
2	M-16	10580	11259	BCO
3	M-78	7716	8211	6.69	54932	2.51	137880	1.101	640.6	706.7
4	M-84A	7210	7673	BCO
5	M-82	5799	6172	BCO
6	M-86	6889	7332	BCO
7	M-127A	7306	7775	BCO
8	M-125A	6427	6840	9.98	68263	2.59	176800	0.244	144.8	159.4
9	M-142	6919	7363	BCO
10	M-15	7922	8430	BCO
11	M-14	7867	8372	4.60	38513	2.40	92431	0.499	156.9	186.8
12	M-81	11787	12543	7.74	97083	2.42	234941	0.543	138.8	171.4
13	M-80	9568	10182	2.71	27594	2.49	68710	0.293	137.6	155.2
14	M-88	6235	6635	2.42	16056	2.46	39498	0.258	140.3	155.8
15	M-120	4860	5172	BCO
16	M-122	6109	6501	BCO
17	M-145	8979	9555	BCO
18	M-99	6369	6777	3.03	20536	2.65	54419	0.300	269.8	287.8
19	M-95	11124	11838	BCO
20	M-92	6007	6392	4.95	31642	2.47	78156	0.204	197.6	209.8
21	M-90	5230	5566	18.82	104754	2.48	259789	0.286	144.8	162.0
22	M-118	5534	5889	6.43	37865	2.64	99963	0.597	196.9	232.7
23	M-124	5830	6204	3.55	22023	2.46	54176	0.373	146.8	169.2
24	M-140	4351	4630	BCO
25	MC06-01	5034	5357	BCO
26	M-104	7285	7752	BCO
27	M-102	7884	8390	13.79	115696	2.60	300810	0.320	376.5	395.7
28	M-103	9106	9690	23.17	224521	2.50	561302	0.532	216.5	248.4
29	M-98	7323	7793	14.79	115260	2.61	300829	0.389	240.0	263.3
30	M-96	3936	4189	5.42	22704	2.61	59258	0.181	187.5	198.4
31	M-128	3519	3744	3.87	14491	2.41	34923	0.242	171.7	186.2
32	M-139	3720	3959	2.20	8709	2.52	21946	0.413	134.0	158.8
33	M-101	11771	12527	BCO
34	M-77	8916	9488	17.58	166798	2.57	428671	0.271	195.9	212.2
35	M-75	5673	6037	39.66	239411	2.61	624861	0.370	235.2	257.4
36	M-126	4774	5080	2.32	11786	2.51	29582	0.185	153.3	164.4
37	M-130	4993	5314	4.46	23700	2.50	59249	0.538	182.8	215.1
38	M-147	8222	8750	5.62	49175	2.56	125889	0.507	144.3	174.7
39	M-115	9703	10325	BCO
40	M-168	10300	10961	TBA				TBA
41	M-169	8600	9152	TBA				TBA
42	M-132	6998	7447	2.18	16235	2.43	39451	0.072	161.0	165.3
43	M-149	11533	12273	3.28	40257	2.60	104668	0.231	176.9	190.8
44	M-60	6580	7002	BCO
45	M-62	7505	7987	BCO
46	M-131	8785	9349	5.52	51604	2.48	127979	0.346	144.7	165.5
47	M-64	5768	6138	15.03	92256	2.48	228795	0.303	136.1	154.3
48	M-134	8500	9046	5.10	46132	2.47	113946	0.977	125.3	183.9
49	M-148	12387	13181	8.42	110988	2.45	271921	0.272	147.9	164.2
50	M-74	8599	9150	BCO
51	M-180	9146	9733	TBA				TBA
52	M-172	7258	7723	TBA				TBA
53	M-71	5881	6259	20.85	130495	2.55	332763	0.414	433.5	458.3
54	M-133	7362	7834	8.94	70036	2.59	181392	0.412	139.6	164.3
55	M-136	11792	12548	BCO
56	M-146	10092	10739	15.15	162703	2.64	429536	0.321	141.7	161.0
57	M-159	11719	12472	TBA				TBA
58	M-156	11742	12495	TBA				TBA
59	M-135	8054	8571	16.55	141842	2.64	374463	0.363	355.9	377.7
60	M-141	6356	6764	5.46	36929	2.59	95646	0.349	280.5	301.4
61	M-144	8089	8608	8.45	72739	2.75	200033	0.179	147.2	157.9
62	M-70	7918	8426	5.44	45839	2.57	117806	0.232	166.2	180.1
63	M-151	10258	10916	TBA				TBA
64	M-153	10014	10657	TBA				TBA
65	M-138	8645	9199	BCO
66	M-143	8733	9294	5.93	55111	2.56	141084	0.311	181.1	199.8
67	M-137	8943	9517	BCO

				9.17	2584676	2.55	6603566	0.383	220.6	243.6

Note:  BCO = below cut-off, TBA = to be announced.

#

The Inferred Resource estimate for La Gloria, Abundancia, Abundancia – Zona Sur, , Martha, Luz Elena and Esperancita veins, plus the stockpile near the main portal is as follows: (Ag (g) and Au (g) are total gross in-situ grams of silver and gold.)

Table 19(a) – Inferred Resource Estimate V – Cut-off at 100 g/t Ag-Eq

Vein	M-S	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)	Au (g)	Ag (g)	Ag-Eq (g)

La Gloria	All	1458084	0.361	222.8	244.5	526083	324923828	356488794
Abundancia	All	3322511	0.265	188.8	204.7	880339	627146844	679967158
Abund. Sur	All	1155371	0.180	173.2	184.0	207561	200094671	212548313
Luz Elena	All	602734	0.366	217.5	239.5	220778	131082806	144329500
Esperancita	All	135618	0.343	150.1	170.7	46492	20361155	23150648
Martha		8659676	0.351	185.9	206.9	3039270	1609702022	1792058247
Stockpile		11730	0.430	157.0	182.8	5044	1841610	2144244

Totals:		15345725	0.321	190.0	209.2	4925566	2915152936	3210686904

______________________________________________________________________

Inferred Resource (100 g/t Ag-Eq cut-off):

15.35 million tonnes at 0.321 Au g/t and 190 Ag g/t … 209 Ag-Eq g/t

Total contained metal:

4.92 million grams Au… (158,000 oz Au)

2,915 million grams Ag… (93.7 million oz Ag)

3,211 million grams Ag-Eq… (103.2 million oz Ag-Eq)

______________________________________________________________________

#

Table 19(b) – Inferred Resource Estimate V – Cut-off at 150 g/t Ag-Eq

Vein	M-S	Tonnes	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)	Au (g)	Ag (g)	Ag-Eq (g)

La Gloria	All	1349026	0.377	236.7	259.3	508238	319375011	349869305
Abundancia	All	2608913	0.297	221.5	239.3	774064	577759621	624203491
Abund. Sur	All	713672	0.210	216.0	228.6	149936	154136490	163132622
Luz Elena	All	307831	0.493	320.0	349.6	151858	98506089	107617591
Esperancita	All	128777	0.355	156.2	177.5	45755	20110108	22855424
Martha		6603566	0.383	220.6	243.6	2526712	1457047502	1608650220
Stockpile		11730	0.430	157.0	182.8	5044	1841610	2144244

Totals:		11723516	0.355	224.2	245.5	4161608	2628776430	2878472898

______________________________________________________________________

Inferred Resource (150 g/t Ag-Eq cut-off):

11.72 million tonnes at 0.355 Au g/t and 224 Ag g/t … 246 Ag-Eq g/t

Total precious metal:

4.16 million grams Au… (134,000 oz Au)

2,629 million grams Ag… (84.5 million oz Ag)

2,878 million grams Ag-Eq… (92.5 million oz Ag-Eq)

______________________________________________________________________

#

20.

OTHER RELEVANT DATA AND INFORMATION

The author is aware that the exploration program on La Preciosa is ongoing. Further drilling has taken place adjacent to and within the boundaries of the resource estimate, which is being presented in news releases by Orko and will be incorporated into subsequent resource estimates. There are no other relevant data which would materially affect the results of this study.

21.

INTERPRETATION AND CONCLUSIONS

The geological setting and observed mineralization is consistent with low- to intermediate-sulphidation epithermal Ag-Au systems typical with the Mexican silver districts. The presence of multiple veins over many kilometres of strike length is also similar to other silver districts. Overall, only about 25% of the known vein targets have been tested.

More drilling is warranted on the main vein system at La Preciosa and on veins on the adjacent San Juan project to the west. In addition, geophysical targets on the Santa Monica project warrant drill testing.

The 2005-07 drilling programs were very successful in hitting the targeted veins at approximately 100 metres sections, which illustrated a consistent geometry within the sector being tested. Grade distribution in interpreted mineral-shoots is sufficiently well understood to allow for the estimation of an Inferred Resource. Additional work will be required to understand the continuity of grade and mineralization within the veins and the geological control of the mineral-shoots prior to upgrading the resource to the indicated category.

There are a sufficient number of intercepts and interpreted faults on the sections to understand the high continuity of veining. However, selected infill drilling may be warranted to upgrade to a higher category of resource.

.

22.

RECOMMENDATIONS

The Martha vein is by far the most attractive target. Drilling should continue both along strike north-south and eastward up-dip. Visual inspection of core to the south-southeast shows the trend continues for the thicker, well mineralized portion of the Martha Vein.

The presence of cross structures, such as the Esperancita and Carmen veins, should be drilled to ascertain their positions more accurately and their potential for hosting additional mineralization.

Also in the “Mina La Preciosa” sector are the sub-parallel Luz Elena and Chabelita veins. Luz Elena vein has some portions still in need of testing. Chabelita vein has not been tested sufficiently to justify a resource estimate, but it is known to have exhibited areas of sufficient width and grade to justify further testing, particularly at shallower levels.

The region of intersection of the main vein system and the eastern vein-breccia system to the north is still open as a target northwest of Cerro Prieto La Mina (Zona Oriente Extension).

The Transversal vein and multiple veins in “Zona Sur”, south of the Transversal vein are currently being tested and further recommendations on this sector will await an evaluation.

The “Cerro El Orito Norte” and “Mina El Orito” sectors are still prospective for testing the southernmost extent of the main vein systems. As is the area on the south side of Cerro El Venado.

Access to a fluid inclusion laboratory in Durango may be available in 2008. Selected primary fluid inclusions homogenization temperatures may help to define higher heat-flow regions as a useful exploration approach when examining prospectivity of veins.

A metallurgical cyanidation / floatation series of tests is underway on material from La Preciosa to better understand the potential recovery percentages for gold and silver. Variable grind fineness should be investigated. Preliminary results for cyanidation look very favourable.

A program to verify the underground channel sampling along with detailed geological mapping to better understand the controls of ore shoots is also underway. In addition to the control of oreshoots, attention should be paid to the continuity of grade and mineralization within the veins (i.e. along hangingwall, footwall or in the alteration envelope etc.).  Depending on the results of this channel sampling, more testing underground may be warranted.

The results of the estimate show that when compared to the 100 g/t cutoff, the 150 g/t cutoff contains 90 % of the equivalent ounces within 76 % of the tonnage resulting in a significantly higher average grade.  Work should continue to investigate the appropriate cutoff to use as well as the continuity of the grade within the vein.  In some instances the 100 g/t cutoff results in partial vein intercepts but more commonly uses the entire structure intercept. Geometry appears favourable at this point in the exploration.

#

Cost Estimate (US$):

Drilling

Mina La Preciosa sector  – Shallow drilling 6000 metres

Mina La Preciosa sector – Deeper drilling 10,000 metres

Additional Targets – Shallow drilling, 4000 metres

Subtotal: 20,000 metres @ $ 150/metre ………………………………$ 3,000,000

Analytical costs ……………………………………………………………….      160,000

Additional surface and/or underground mapping and sampling ………………        14,000

Petrographic (fluid inclusion / thin section, etc.) examination ………………..          6,000

Metallurgical Testing …………………………………………………..……..         10,000

Geological reporting support costs ………..…………………………………..      100,000

Subtotal: ……………………………………………………………….$ 3,290,000

Contingencies @ 10% …………………………………………………………     329,000

     _________

Phase-V estimate ……………………………………………………………..$ 3,619,000

#

23.

REFERENCES

Allen, K., 2006, Geology and mineralization of the San Sebastian Francine and Don Sergio-Andrea veins, Saladillo mining district, Durango, Mexico: Examples of intermediate-sulfidation and low-sulfidation epithermal environments. Minera Hecla S.A. de C.V., presented at the Prospectors and Developers Association of Canada, Technical Program, PDAC-2006.

Aranda-Gomez, J.J.,  Henry, C.D., Luhr, J.F. and McDowell, F.W., 2003, Cenozoic volcanic-tectonic development of northwestern Mexico – A transect across the Sierra Madre Occidental volcanic field and observations on extension-related magmatism in the southern Basin and Range and Gulf of California tectonic provinces. in Geologic transects across Cordilleran Mexico, Guidebook for field trips of the 99th Annual Meeting of the Cordilleran Section of the Geological Society of America, Mexico D.F., March 25-30 2003, Universidad Nacional Autonoma de Mexico, Instituto de Geologia, Publicacion Especial I, fieldtrip 5, p. 71-121.

Buchanan, L.J., 1981: Precious metal deposits associated with volcanic environments in the Southwest. in Relations of tectonics to ore deposits in the Southern Cordillera. by W. Dickenson and W. Payne, vol. XIX, p. 237-262.

Cavey, G., and Gunning, D.R., 2003, Summary report on the Topia Project, Municipality of Topia, Durango State, Mexico. for Great Panther Resources Limited, Orequest Consultants Ltd.

Clark, K.F., 1986, Summary of lithology, tectonic framework and metallic deposits in Sierra Madre Occidental, north-western Mexico. Consejo de Recursos Minerales.

Clark, K.F. and Melendez, L.R., 1991, Gold and Silver Deposits in Mexico. Consejo de Recursos Minerales.

Davila-Carrera M., 1991, Informe sobre el cálculo del volúmen y ley mineral existente en los patios de la mina La Preciosa. Industrias Luismin S.A. de C.V. (internal report).

De Cserna, Z., 1989, An outline of the geology of Mexico. in Balley A.W. and Palmer A.R. eds. The Geology of North America – An overview. Geological Society of America, The geology of North America, vol. A.

Durning, W.P and Hillemeyer, F.L.H., 2004, San Juan Prospect – Reconnaissance summary report, Mexico exploration program for Silver Standard Resources Inc., La Cuesta International Inc., 8 p. plus photos, log sheets and maps.

Ericksen, G.E. and Cunningham, C.G., 1993, Epithermal precious metal deposits hosted by the Neogene and Quaternary Volcanic Complex in the Central Andes. in Mineral Deposit Modelling, Geological Association of Canada, special paper 40, p. 419-431.

Gunning, D.R. and Whiting, B.H., 2006, Technical report – Mineral resource estimate on La Preciosa silver-gold deposit, Durango State, Mexico. for Orko Silver Corporation, 49 p. (plus maps)

Hawthorn, G., 2008, Cyanidation test summary C3, La Preciosa project. Westcoast Mineral Testing Inc. for Orko Silver Corporation (internal report).

Loucks, R.R., Lemesh, J. and Damon, P.E., 1988, Polymetallic fissure vein mineralization, Topia, Durango, Mexico: Part II - Silver mineral chemistry and high resolution patterns of chemical zoning in veins. Bulletin of Economic Geology, vol. 83, p. 1529-1559.

Love, D., 2004, Thin section examination of selected rock samples from La Preciosa Project. for Whiting Resource Management and Orko Gold Corporation.

Medina-Araujo, G.T., 1995, Informe geologico de resultados de la exploracion con obra directa y barrenacion de diamante realizados en los años de 1981-1982 en el proyecto “La Preciosa”, Panuco de Coronado, Dgo. Industrias Luismin S.A. de C.V. (internal report).

Monsivais-Hernandez, A. and Whiting, B.H., 2005, Diamond drill core logs – Holes BP05-01 to BP05-33, Orko Gold Corporation (internal reports).

Monsivais-Hernandez, A., Esparza A. and Whiting, B.H., 2006, Diamond drill core logs – Holes BP06-34 to BP06-76, Orko Silver Corporation (internal reports).

Popoff, C.C., 1966, Computing reserves of mineral deposits: Principals and conventional methods. U.S. Bureau of Mines, Information Circular 8283, 113 p.

Roberts, W.J., 1994, A Canadian perspective of exploring in Mexico – The metallogeny of Mexico. presentation by the Mineral Deposits Research Unit, University of British Columbia. April 18-19, 1994.

Robertson, D., 2008, Fresnillo silver mine to list in FTSE-100, the London Stock Exchange’s first Mexican listing. The Times, London, 12 April 2008.

Sedlock, R.L., Ortega-Guitierrez F. and Speed, R.C., 1993, Tectonostratigraphic terrains and tectonic evolution of Mexico. Geological Society of America, Paper 278.

Sivertz, G.W.G., 2004, La Preciosa Silver-Gold Property, Durango State, Mexico. for Orko Gold Corporation, 19 p.

Sivertz, G.W.G., Gunning, D., and Cavey, G.R., 2004, Summary report on the La Parrilla Mine Project, Durango State, Mexico. for First Majestic Resources Corp., Orequest Consultants Ltd.

Spring, V. and MacFarlane, G.R., 2002, A technical review of Tayoltita, Santa Rita, San Antonio, La Gutiearra and San Martin operating silver and gold mines in Mexico. for Wheaton River Minerals Ltd., Watts Griffis and McQuat Limited.

Whiting, B.H., 2007, Geology of La Preciosa silver-gold deposit, Durango, Mexico. Keynote Speaker Series. Mineral Exploration Group, Vancouver, 28 November 2008.

Whiting, B.H., 2006, Technical report – Mineral resource estimate III on La Preciosa silver-gold deposit, Durango state, Mexico. for Orko Silver Corporation, 64 p. (plus maps)

Whiting, B.H., 2006, La Preciosa silver-gold deposit – Discovery update. Special Session presentation, Prospectors and Developers Association of Canada, Toronto, Ontario, Canada, March 5, 2006.

Whiting, B.H., 2004, Geology Map – 2004 Sampling and Target Areas, La Preciosa Project. for Orko Gold Corporation.

Whiting, B.H., Cavey, G., Gunning D.R., and Cope, G., 2006, First resource estimate released – La Preciosa epithermal Ag-Au deposit, Durango, Mexico. Presentation at the Vancouver Resource Investment Conference, 23 Jan 2006.

Whiting, B.H., Cope, G., and Gangji, K., 2007, Advances at Orko Silver’s La Preciosa silver-gold deposit, Durango, Mexico. Presentation at The Silver Summit, Coeur d’Alene, Idaho, USA, 20-23 September, 2007.

Whiting, B.H., and Gangji, K., 2007, New resource estimates at La Preciosa silver-gold deposit for Orko Silver Corporation. Presentation at Mines and Money Conference, London, England, 20-22 November 2007.

Whiting, B.H., and Gunning, D.R., 2007, Technical report – Mineral resource estimate IV on La Preciosa silver-gold deposit, Durango State, Mexico. for Orko Silver Corporation, 71 p. (plus maps).

Whiting, B.H., and Monsivais, A., 2008, La Preciosa – An emerging silver-gold camp in northern Mexico. Mineral Exploration Roundup Conference, Association of Mineral Exploration,Vancouver, Canada, 28-31 January, Abstracts Volume, p. 98-99.

Whiting, B.H., and Roos, P., 2004, The fundamentals of ore reserve and resource estimation. Professional Development Workshop, Queen’s University, Kingston, Ontario, Canada, February 13-15, 2004.

See also: Websites for Orko Silver Corporation, Goldcorp Inc., Silver Wheaton, Hecla Mining Company, Avino Silver and Gold Mines Ltd..

#

DATE AND SIGNATURE PAGE

The “Effective Date” of this Report, as per Item 24 of NI 43-101F1, is the 31st day of March 2008.

Report signed this 9th day of May, 2008, in Vancouver, British Columbia, Canada.

/sig/ B.H. Whiting

_______________________________

B. H. Whiting, P.Geo.

#

CERTIFICATE OF AUTHOR

I, Bernard Henry (Ben) Whiting, of 427 Garrett Street, New Westminster, BC, Canada, do hereby certify that:

1.

I am a graduate of the University of British Columbia and hold a Bachelor of Science (B.Sc.) degree 1979 and a Master of Science (M.Sc.) degree 1989 in geological sciences.

2.

I am presently employed as a Consulting Geologist with Whiting Resource Management of 427 Garrett Street, New Westminster, BC, Canada.

3.

I am a professional geologist and have practiced my profession on a full time basis in Canada, USA, Mexico, Peru, Chile, Brazil, Venezuela, and elsewhere in South America, Europe, Asia and Oceania since 1979. I have also taught as an Adjunct Professor of geological sciences 1995-2006 and mining engineering 2000-2005 at Queen’s University and mining engineering 1989 at the University of British Columbia.

4.

I have been a registered Professional Geoscientist (P.Geo.) member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) since 1991 and of the Association of Professional Geoscientists of Ontario (APGO) since 2002. I am also a Fellow of the Society of Economic Geologists (SEG) and a member of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

5.

I have read the definitions of “Qualified Person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of this report utilizing data gathered in the field and information summarized in the references of this report.

7.

This certificate applies to the report titled; “Technical Report, Mineral Resource Estimate – V on La Preciosa Silver-Gold Deposit, Durango State, Mexico”, with effective date of 31 March 2008.

8.

I prepared the initial Geology Map, 2004, and supervised the geophysical and diamond drilling programs, 2005-07, for Orko Gold Corporation (renamed: Orko Silver Corporation) on multiple visits to the project site, including one which ended on 21 February 2008.

9.

I hold shares in the equity of Orko Silver Corporation.

10.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

11.

I am not independent of Orko Silver Corporation and all their subsidiaries as defined in Section 1.4 of NI 43-101 and in Section 3.5 of the Companion Policy to NI 43-101.

12.

I have read NI 43-101 and NI 43-101F1 and this technical report has been prepared in compliance with that instrument and form.

13.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

/sig/ B.H. Whiting

______________________________

B. H. (Ben) Whiting, M.Sc., P.Geo.

Dated at Vancouver, British Columbia this 9th day of May, 2008.

#

 25.

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

La Preciosa is currently considered an advanced exploration project, thus is not considered to be a development or production property for the purposes of reporting under NI 43-101.

26.

ILLUSTRATIONS

Three illustrations are map size and are attached to this report.

Figure 4.

Property Geology Map  (attached)

Figure 5.

La Gloria Vein – Longitudinal Section (attached)

Figure 6.

Abundancia Vein – Longitudinal Section  (attached)

Figure 7.

Abundancia Vein – Zona Sur – Longitudinal Section (attached)

Figure 8.

Luz Elena Vein – Longitudinal Section (attached)

Figure 9.

Esperancita Vein – Longitudinal Section (attached)

Figure 10a.

Martha Vein – Plan View – 100 g/t Ag-Eq cutoff (attached)

Figure 10b.

Martha Vein – Plan View – 150 g/t Ag-Eq cutoff (attached)

APPENDIX I

Responsibilities of the Author

Ben Whiting, M.Sc., P.Geo., supervised the project on multiple trips to the field and was involved in all aspects of the writing of this report.